Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF REORGANIZATION

by and among

EXPEDIA, INC.,

HMS 1 INC.

and

HOMEAWAY, INC.

dated as of

November 4, 2015

-i-

-ii-

Annex A	Certain Definitions

Annex B	Conditions to the Offer

-iii-

Execution Copy

AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”), dated November 4, 2015, is by and among Expedia, Inc., a Delaware corporation (“Parent”), HMS 1 Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”) and HomeAway, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement, unless the context clearly provides otherwise. Parent, Purchaser and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, it is proposed that Purchaser shall commence an exchange offer (the “Offer”) to acquire any (subject to the Minimum Condition) and all of the outstanding shares of common stock, $0.001 par value per share, of the Company (the “Company Common Stock” or, such shares, “Company Shares”) for the consideration and upon the terms and subject to the conditions set forth herein;

WHEREAS, it is also proposed that, as soon as practicable following the consummation of the Offer, the Parties wish to effect the acquisition of the Company by Parent through (a) the merger of Purchaser with and into the Company, with the Company being the surviving corporation (the “First Merger”) and (b) immediately following the First Merger, the merger of the Company, as the surviving corporation of the First Merger, with and into Parent, with Parent being the surviving corporation of such merger (the “Second Merger” and, together with the First Merger, the “Mergers”);

WHEREAS, the First Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and will be effected as soon as practicable following the consummation of the Offer upon the terms and subject to the conditions set forth herein;

WHEREAS, the Second Merger will be governed by Section 253 of the DGCL;

WHEREAS, the Parties intend that the Offer and the Mergers, taken together, will qualify as a “reorganization” under Section 368(a) of the Code;

WHEREAS, in connection with the First Merger, each Company Share issued and outstanding immediately prior to the First Effective Time (other than any Cancelled Shares, Converted Shares, Dissenting Shares or Company Shares validly tendered and not validly withdrawn in accordance with the terms of the Offer) will be automatically converted into the right to receive the Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the DGCL;

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) unanimously (i) determined that the terms of this Agreement and the transactions contemplated hereby (the “Transactions”), including the Offer, the First Merger and the issuance of shares of Parent Common Stock in connection therewith, are fair to, and in the best interests of, the Company and its stockholders (the “Company Stockholders”), (ii) determined that it is in the best interests of the Company and the Company Stockholders and declared it advisable to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer, the Mergers and the other Transactions upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that the Company Stockholders accept the Offer and tender their shares of Company Common Stock to Purchaser pursuant to the Offer (the “Company Board Recommendation”);

WHEREAS, the boards of directors or sole member, as applicable, of Parent and Purchaser have unanimously approved this Agreement and determined that this Agreement and the Transactions, including the Offer, the Mergers and the issuance of Parent Common Stock in the Offer and the First Merger, are advisable and fair to, and in the best interests of, Parent and Purchaser and their respective stockholders; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Mergers and also prescribe various terms of and conditions to the Offer and the Mergers.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE OFFER

Section 1.1. The Offer.

(a) Terms and Conditions of the Offer. Subject to the terms and conditions of this Agreement and provided that this Agreement shall not have been terminated pursuant to Article IX, as promptly as practicable after the date hereof (but in no event more than twenty (20) business days thereafter), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer. In the Offer, each Company Share accepted by Purchaser in accordance with the terms and subject to the conditions of the Offer shall be exchanged for the right to receive (i) $10.15 in cash (the “Cash Consideration”) and (ii) 0.2065 of a validly issued, fully paid and non-assessable share of Parent Common Stock (the “Stock Consideration” and, together with the Cash Consideration, the “Offer Consideration”), subject to the other provisions of this Article I. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that is disseminated to all of the holders of Company Shares pursuant to the Exchange Act and contains the terms and conditions set forth in this Agreement and in Annex B. Each of Parent and Purchaser shall use its reasonable best efforts to consummate the Offer, subject to the terms and conditions hereof and thereof. The Offer shall be subject only to:

(i) the condition that, prior to the expiration of the Offer, there being validly tendered and not withdrawn in accordance with the terms of the Offer a number of Company Shares that, together with the Company Shares then owned by Parent and Purchaser (if any) (excluding Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures), represents at least a majority of all then outstanding Company Shares (the “Minimum Condition”); and

(ii) the other conditions set forth in Annex B.

(b) Purchaser expressly reserves the right to waive or modify any of the conditions to the Offer and to make any change in the terms of, or conditions to, the Offer; provided, however, that notwithstanding the foregoing or anything to the contrary set forth herein, without the prior written consent of the Company in its sole discretion, Purchaser may not (and Parent shall not permit Purchaser to) (i) waive the Minimum Condition, or any of the conditions set forth in clauses (A), (B), (C), (D), (E), (F)(4), (F)(5) or (F)(6) of Annex B (provided that Parent shall (and shall cause the Purchaser to) waive the condition set forth in clause (F)(4) or clause (F)(5) of Annex B upon the written request of the Company), or (ii) make any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer, (B) decreases the consideration in the Offer or the number of Company Shares sought in the Offer, (C) extends the Offer, other than in a manner required or permitted by the provisions of Section 1.1(e) or Section 9.1(b), (D) imposes conditions to the Offer other than those set forth in Annex B, or (E) amends or modifies any other term of or condition to the Offer in any manner that is adverse to the holders of Company Shares.

(c) Fractional Shares. In lieu of any fractional share of Parent Common Stock that otherwise would be issuable pursuant to the Offer, each holder of Company Shares who otherwise would be entitled to receive a fraction of a share of Parent Common Stock pursuant to the Offer (after aggregating all Company Shares validly tendered in the Offer (and not validly withdrawn) by such holder) will be paid an amount in cash (without interest) equal to such fractional part of a share of Parent Common Stock multiplied by the Parent Trading Price, rounded to the nearest cent.

(d) Adjustments to the Offer. The Offer Consideration shall be adjusted appropriately, without duplication, to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Company Shares or shares of Parent Common Stock outstanding after the date hereof and prior to Purchaser’s acceptance for payment of, and payment for, Company Shares that are validly tendered pursuant to the Offer. Nothing in this Section 1.1(d) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(e) Expiration and Extension of the Offer.

(i) Unless the Offer is extended pursuant to and in accordance with this Agreement, the Offer shall expire at midnight, Eastern Standard Time, on the date that is twenty (20) business days (for this purpose calculated in accordance with Section 14d-1(g)(3) promulgated under the Exchange Act) after the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act). In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and at the time to which the Offer has been so extended.

(ii) Notwithstanding the provisions of Section 1.1(e)(i) or anything to the contrary set forth in this Agreement:

(A) Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for any period required by any Law, or any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq, in any such case, which is applicable to the Offer or the Mergers; and

(B) in the event that any of the conditions to the Offer (including the Minimum Condition) have not been satisfied or waived as of any then scheduled expiration of the Offer, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for successive extension periods of up to ten (10) business days each in order to permit the satisfaction of the conditions to the Offer (including the Minimum Condition);

provided, however, that (1) any such extension shall not be deemed to impair, limit, or otherwise restrict in any manner the right of the parties to terminate this Agreement pursuant to the terms of Article IX and (2) Purchaser shall not be required (and Parent shall not be required to cause Purchaser) to extend the Offer beyond the Outside Date.

(iii) Neither Parent nor Purchaser shall extend the Offer or provide a “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act in any manner other than pursuant to and in accordance with the provisions of Section 1.1(e)(ii) and Section 9.1(b) without the prior written consent of the Company.

(iv) Neither Parent nor Purchaser shall terminate or withdraw the Offer prior to the then scheduled expiration of the Offer unless this Agreement is validly terminated in accordance with Article IX, in which case Purchaser shall (and Parent shall cause Purchaser to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one (1) business day) after such termination of this Agreement.

(f) Payment for Company Shares. On the terms of and subject to the conditions set forth in this Agreement and the Offer, Purchaser shall (and Parent shall cause Purchaser to) accept for payment, and pay for, all Company Shares that are validly tendered and not validly withdrawn pursuant to the Offer promptly (within the meaning of Section 14e-1(c) promulgated under the Exchange Act) after the expiration of the Offer (as it may be extended in accordance with Section 1.1(e)(ii)) (or, at Parent’s election, concurrently with the expiration of the Offer if all conditions to the Offer have been satisfied or waived) (such time, the “Acceptance Time”). Without limiting the generality of the foregoing, Parent shall provide or cause to be provided to Purchaser on a timely basis the funds and shares of Parent Common Stock necessary to pay for any Company Shares that Purchaser becomes obligated to purchase pursuant to the Offer; provided, however, that without the prior written consent of the Company, Purchaser shall not accept for payment, or pay for, any Company Shares if, as a result, Purchaser would acquire less than the number of Company Shares necessary to satisfy the Minimum Condition. The consideration in the Offer payable in respect of each Company Share validly tendered and not validly withdrawn pursuant to the Offer shall be paid net to the holder thereof in cash or shares of Parent Common Stock, as applicable, subject to reduction for any applicable withholding Taxes payable in respect thereof. The Company shall use its reasonable best efforts to register (and shall instruct its transfer agent to register) the transfer of Company Shares accepted for payment effective immediately after the Acceptance Time.

(g) Schedule TO; Offer Documents; Form S-4.

(i) As soon as practicable on the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act), Parent and Purchaser shall:

(1) prepare and file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”) with respect to the Offer, which Schedule TO shall contain as an exhibit the Offer to Purchase and forms of the letter of transmittal and summary advertisement, if any, and other customary ancillary documents, in each case, in respect of the Offer (together with all amendments and supplements thereto, the “Offer Documents”);

(2) deliver a copy of the Schedule TO, including all exhibits thereto, to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the Exchange Act;

(3) give telephonic notice of the information required by Rule 14d-3 promulgated under the Exchange Act, and mail by means of first class mail a copy of the Schedule TO, to Nasdaq in accordance with Rule 14d-3(a) promulgated under the Exchange Act; and

(4) subject to the Company’s compliance with Section 1.2, cause the Offer Documents to be disseminated to all holders of Company Shares as and to the extent required by the Exchange Act.

(ii) Concurrently with the filing of the Offer Documents, Parent shall file with the SEC a registration statement on Form S-4 to register under the Securities Act, the offer and sale of Parent Common Stock pursuant to the Offer and the First Merger (the “Form S-4”). The Form S-4 will include a preliminary prospectus containing the information required under Rule 14d-4(b) promulgated under the Exchange Act.

(iii) The Offer Documents and the Form S-4 may include a description of the determinations, approvals and recommendations of the Company Board of Directors set forth in Section 1.2(a) that relate to the Offer. Each of the Company and Parent shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act or Securities Act, and (C) keep the Form S-4, if the Form S-4 is declared effective by the SEC, effective for so long as necessary to complete the First Merger. The Company shall furnish in writing to Parent and Purchaser all information concerning the Company and its Subsidiaries that is required by applicable Law to be included in the Offer Documents and the Form S-4 so as to enable Parent and Purchaser to comply with their obligations under this Section 1.1(g). Parent, Purchaser and the Company shall cooperate in good faith to determine the information regarding the Company that is necessary to include in the Offer Documents and the Form S-4 in order to satisfy applicable Laws. Each of Parent, Purchaser and the Company shall promptly correct any information provided by it or any of its respective Representatives for use in the Offer Documents or the Form S-4 if and to the extent that such information shall have become false or misleading in any material respect. Unless the Company Board of Directors has effected a Change of Recommendation to the extent permitted by Sections 6.3(d) and (e), Parent and Purchaser shall take all steps necessary to cause the Offer Documents and the Form S-4, as so corrected, to be filed with the SEC and to be disseminated to the holders of Company Shares, in each case as and to the extent required by applicable Laws, or by the SEC or its staff or Nasdaq. Unless the Company Board of Directors has effected a Change of Recommendation to the extent permitted by Sections 6.3(d) and (e), Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents and the Form S-4 prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any reasonable comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable). Unless the Company Board of Directors has effected a Change of Recommendation to the extent permitted by Sections 6.3(d) and (e), Parent and Purchaser shall provide in writing to the Company and its counsel any and all written comments or other material communications that Parent, Purchaser or their counsel receive from the SEC or its staff with respect to the Offer Documents and the Form S-4 promptly after such receipt, and Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which Parent and Purchaser shall give reasonable and good faith consideration to any reasonable comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable)) and to participate in any discussions with the SEC or its staff regarding any such comments. Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Offer or the First Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

Section 1.2. Company Actions.

(a) Company Determinations, Approvals and Recommendations. The Company hereby approves and consents to the Offer and represents and warrants to Parent and Purchaser that, at a meeting duly called and held prior to the date hereof, the Company Board of Directors has unanimously, upon the terms and subject to the conditions set forth herein:

(i) determined that the terms of the Offer, the Mergers and the other Transactions are fair to, and in the best interests of, the Company and its stockholders;

(ii) determined that it is in the best interests of the Company and its stockholders to enter into, and declared advisable, this Agreement;

(iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer, the Mergers and the other Transactions, upon the terms, and subject to the conditions, contained herein; and

(iv) resolved to make the Company Board Recommendation.

The Company hereby consents to the inclusion of the foregoing determinations and approvals and the Company Board Recommendation in the Offer Documents and the Form S-4, unless the Company Board of Directors has effected a Change of Recommendation in compliance with the terms of Section 6.3.

(b) Schedule 14D-9. The Company shall (i) file with the SEC concurrently with the filing by Parent and Purchaser of the Schedule TO a Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer, which shall contain and constitute notice to holders of shares of Company Common Stock informing such holders of their rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule 14D-9”) and (ii) cause the Schedule 14D-9 to be mailed to the holders of Company Shares promptly after commencement of the Offer. The Company shall cause the Schedule 14D-9 to comply as to form in all material respects with requirements of applicable Law. To the extent requested by the Company, Parent shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the holders of Company Shares (to the extent required by applicable Laws) together with the Offer Documents. Each of Parent and Purchaser shall furnish in writing to the Company all information concerning Parent and Purchaser that is required by applicable Laws to be included in the Schedule 14D-9 so as to enable the Company to comply with its obligations under this Section 1.2(b). Parent, Purchaser and the Company shall cooperate in good faith to determine the information regarding the Company that is necessary to include in the Schedule 14D-9 in order to satisfy applicable Laws. Each of the Company, Parent and Purchaser shall promptly correct any information provided by it or any of its respective directors, officers, employees, affiliates, agents or other representatives for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect. The Company shall take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to the holders of Company Shares, in each case as and to the extent required by applicable Laws. Unless the Company Board of Directors has effected a Change of Recommendation to the extent permitted by Sections 6.3(d) and (e), the Company shall provide Parent, Purchaser and their counsel a reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any reasonable comments made by Parent, Purchaser and their counsel (it being understood that Parent, Purchaser and their counsel shall provide any comments thereon as soon as reasonably practicable). Unless the Company Board of

Directors has effected a Change of Recommendation, the Company shall provide in writing to Parent, Purchaser and their counsel any written comments or other material communications the Company or its counsel receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after such receipt, and unless the Company Board of Directors has effected a Change of Recommendation to the extent permitted by Sections 6.3(d) and (e), the Company shall provide Parent, Purchaser and their counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which the Company shall give reasonable and good faith consideration to any comments made by Parent, Purchaser and their counsel (it being understood that Parent, Purchaser and their counsel shall provide any comments thereon as soon as reasonably practicable)) and to participate in any discussions with the SEC or its staff regarding any such comments. Unless the Company Board of Directors has effected a Change of Recommendation to the extent permitted by Sections 6.3(d) and (e), the Company shall include the Company Board Recommendation in the Schedule 14D-9, the Schedule 14D-9 shall include the fairness opinion of the Company’s financial advisor referenced in Section 4.20 (if such opinion has not been withdrawn) and the notice and other information required by Section 262(d) of the DGCL.

(c) Company Information. In connection with the Offer and the Mergers, the Company shall, or shall cause its transfer agent to, promptly furnish Parent and Purchaser with such assistance and such information as Parent or its agents may reasonably request in order to disseminate and otherwise communicate the Offer and the Mergers to the record and beneficial holders of Company Shares, including a list, as of the most recent practicable date, of the stockholders of the Company, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of Company Shares, and lists of security positions of Company Shares held in stock depositories (including lists of stockholders, mailing labels, listings or files of securities positions), and shall promptly furnish Parent and Purchaser with such additional information and assistance (including updated lists of the record and beneficial holders of shares of Company Common Stock, mailing labels and lists of security positions) as Parent and Purchaser or their agents may reasonably request in order to communicate the Offer and the Mergers to the holders of Company Shares. Subject to applicable Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Mergers, Parent and Purchaser (and their respective agents) shall:

(i) hold in confidence the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions;

(ii) use such information only in connection with the Offer and the Mergers; and

(iii) if this Agreement shall be terminated pursuant to Article IX, promptly return to the Company or destroy (and shall use their respective reasonable efforts to cause their agents to deliver or destroy) any and all copies and any extracts or summaries from such information then in their possession or control.

ARTICLE II

THE MERGERS

Section 2.1. The Mergers. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, (a) at the First Effective Time, Purchaser shall be merged with and into the Company, whereupon the separate existence of Purchaser will cease, with the Company surviving the First Merger (the Company, as the surviving corporation in the First Merger, sometimes being referred to herein as the “First Surviving Corporation”), such that following the First Merger, the First Surviving Corporation will be a wholly owned direct subsidiary of Parent, and (b) immediately thereafter, and as part of the same plan, at the Second Effective Time, the First Surviving Corporation shall be merged with and into Parent, whereupon the separate existence of the First Surviving Corporation will cease, with Parent surviving the Second Merger. The Mergers shall have the effects provided in this Agreement and as specified in the DGCL. The First Merger shall be governed by Section 251(h) of the DGCL. The Second Merger shall be governed by Section 253 of the DGCL.

Section 2.2. The Closing. The closing of the Mergers (the “Closing”) will take place at 8:00 a.m., Eastern Standard Time, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, as promptly as practicable following the Acceptance Time, and in any case no later than the third (3rd) business day after the satisfaction or, to the extent permitted by applicable Law, waiver of the last of the conditions set forth in Article VIII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing), unless another date or place is agreed to in writing by the Company and Parent. The date on which the Closing actually takes place is referred to as the “Closing Date”.

Section 2.3. Effective Times. On the Closing Date, the Parties shall cause (a) a certificate of merger with respect to the First Merger (the “First Certificate of Merger”) to be duly executed and filed with the DSOS as provided under the DGCL and make any other filings, recordings or publications required to be made by the Company or Purchaser under the DGCL in connection with the First Merger and (b) a certificate of ownership and merger with respect to the Second Merger (the “Second Certificate of Merger”) to be duly executed and filed with the DSOS as provided under the DGCL and make any other filings, recordings or publications required to be made by the First Surviving Corporation or Parent under the DGCL in connection with the Second Merger. The First Merger shall become effective at such time as the First Certificate of Merger is duly filed with the DSOS or on such other date and time as shall be agreed to by the Company and Parent and specified in the First Certificate of Merger (such date and time being hereinafter referred to as the “First Effective Time”). The Second Merger shall become effective at such time as the Second Certificate of Merger is duly filed with the DSOS or on such other date and time as shall be agreed to by the Company and Parent and specified in the Second Certificate of Merger (such date and time being hereinafter referred to as the “Second Effective Time”). The First Effective Time shall, in all events, precede the Second Effective Time.

Section 2.4. Governing Documents. At the First Effective Time, the Company Certificate and the Company Bylaws shall be the certificate of incorporation and bylaws, respectively, of the First Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(b) At the Second Effective Time, the certificate of incorporation and bylaws of Parent, as in effect immediately prior to the Second Effective Time, shall be the certificate of incorporation and bylaws, respectively, of Parent, until thereafter changed or amended as provided therein or by applicable Law.

Section 2.5. Officers and Directors of the Surviving Corporations. The officers of the Company immediately prior to the First Effective Time, from and after the First Effective Time, shall continue as the officers of the First Surviving Corporation.

(b) The directors of Purchaser immediately prior to the First Effective Time, from and after the First Effective Time, shall be the directors of the First Surviving Corporation.

(c) The officers of Parent immediately prior to the Second Effective Time, from and after the Second Effective Time, shall continue as the officers of Parent.

(d) The directors of Parent immediately prior to the Second Effective Time, from and after the Second Effective Time, shall continue as the directors of Parent.

Section 2.6. Tax Consequences. It is intended that, for U.S. federal income tax purposes, (a) the Offer and the Mergers, taken together, shall qualify as a reorganization within the meaning of Section 368(a) of the Code and (b) this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

ARTICLE III

TREATMENT OF SECURITIES

Section 3.1. Treatment of Capital Stock.

(a) Treatment of Company Common Stock. At the First Effective Time, by virtue of the First Merger and without any action on the part of the Parties or holders of any securities of the Company or of Purchaser, subject to Section 1.1(a) and any applicable withholding Tax, each Company Share issued and outstanding immediately prior to the First Effective Time (other than any Cancelled Shares, any Converted Shares and any Dissenting Shares) shall be automatically converted into the right to receive the Offer Consideration (the “Merger Consideration”), subject to the provisions of this Article III. From and after the First Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Company Shares shall cease to have any rights with respect thereto, except the right to receive the applicable portion of Merger Consideration therefor upon the surrender of such Company Shares in accordance with Section 3.2, including the right to receive, pursuant to Section 3.6, cash in lieu of fractional shares of Parent Common Stock, if any, into which such Company Shares have been converted pursuant to this Section 3.1(a) (the “Fractional Share Consideration”), together with the amounts, if any, payable pursuant to Section 3.2(f).

(b) Certain Company Common Stock. At the First Effective Time, each Company Share issued and outstanding immediately prior to the First Effective Time that is owned or held in treasury by the Company or is owned by Parent or Purchaser shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor (collectively, the “Cancelled Shares”). At the First Effective Time, each Company Share issued and outstanding immediately prior to the First Effective time that is owned by any direct or indirect wholly owned Subsidiary of the Parent (other than Purchaser) or of the Company shall be converted into such number of shares of Parent Common Stock equal to the sum of (A) such number of shares of Parent Common Stock equal to the quotient of the Cash Consideration divided by the closing price per share of Parent Common Stock on the Nasdaq on the business day immediately prior to the date hereof and (B) the Stock Consideration (such Company Shares, the “Converted Shares”).

(c) Treatment of Purchaser Shares. At the First Effective Time, each issued and outstanding share of common stock, par value $0.01 per share, of Purchaser (the “Purchaser Shares”) shall be automatically converted into and become one fully paid and nonassessable share of common stock of the First Surviving Corporation and shall constitute the only outstanding shares of capital stock of the First Surviving Corporation. From and after the First Effective Time, all certificates representing Purchaser Shares shall be deemed for all purposes to represent the number of shares of common stock of the First Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(d) Effect of Second Merger. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of any of the Parties or holders of any securities of the First Surviving Corporation or of Parent, (i) each share of capital stock of Parent issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as a share of such capital stock of Parent and (ii) all shares of common stock of the First Surviving Corporation shall no longer be outstanding and shall automatically be cancelled and shall cease to exist without any consideration being payable therefor.

(e) Adjustment to Merger Consideration. The Merger Consideration shall be adjusted appropriately, without duplication, to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Company Shares or shares of Parent Common Stock outstanding after the date hereof and prior to the First Effective Time. Nothing in this Section 3.1(e) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 3.2. Payment for Securities; Surrender of Certificates.

(a) Exchange Fund. Prior to the First Effective Time, Parent or Purchaser shall designate a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the First Merger (the “Exchange Agent”). The Exchange Agent shall also act as the agent for the Company Stockholders for the purpose of receiving and holding their Certificates and Book-Entry Shares and shall obtain no rights or interests in the shares represented thereby. At or immediately after the First Effective Time, Parent or Purchaser shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of Parent Common Stock issuable pursuant to Section 3.1(a) in book-entry form equal to the aggregate Parent Common Stock portion of the Merger Consideration (excluding any Fractional Share Consideration), and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate cash portion of the Merger Consideration, Fractional Share Consideration and any dividends under Section 3.2(f) (such evidence of book-entry shares of Parent Common Stock and cash amounts, together with any dividends or other distributions with respect thereto, the “Exchange Fund”), in each case, for the sole benefit of the holders of Company Shares; provided that no such deposits shall be required to be made with respect to any Dissenting Shares. In the event the Exchange Fund shall be insufficient (other than as a result of payment of the Merger Consideration in accordance with this Agreement) to pay the aggregate cash portion of the Merger Consideration, Fractional Share Consideration and any dividends under Section 3.2(f), Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount which is equal to the shortfall that is required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration, including payment of the Fractional Share Consideration, and any amounts payable in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.2(f) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article III. Any interest and other income resulting from such investments shall be paid to Parent on the earlier of (A) one (1) year after the First Effective Time or (B) the full payment of the Exchange Fund.

(b) Procedures for Surrender. Promptly after the First Effective Time, Parent shall cause the Exchange Agent to mail (and make available for collection by hand) to each holder of record of a certificate or certificates which immediately prior to the First Effective Time represented outstanding Company Shares (the “Certificates”) or non-certificated Company Shares represented by book-entry (“Book-Entry Shares”) and whose Company Shares were converted pursuant to Section 3.1 into the right to receive the Merger Consideration (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof and, if required by Parent, an indemnity bond) to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify and (ii) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof and, if required by Parent, an indemnity bond) or Book-Entry Shares in exchange for payment of the Merger

Consideration into which such Company Shares have been converted pursuant to Section 3.1, including any amount payable in respect of Fractional Share Consideration in accordance with Section 3.6, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.2(f). Upon surrender of a Certificate (or an affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) or Book-Entry Share for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the applicable Merger Consideration pursuant to the provisions of this Article III, any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 3.6, and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.2(f) for each Company Share formerly represented by such Certificate or Book-Entry Share, to be mailed (or made available for collection by hand if so elected by the surrendering holder) promptly following the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) or Book-Entry Share so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof and, if required by Parent, an indemnity bond) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (A) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not required to be paid. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 3.2, each Certificate and Book-Entry Share shall be deemed at any time after the First Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article III, including any amount payable in respect of Fractional Share Consideration in accordance with Section 3.6, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.2(e), without interest thereon.

(c) Transfer Books; No Further Ownership Rights in Company Shares. At the First Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company. From and after the First Effective Time, the holders of Certificates or Book-Entry Shares outstanding immediately prior to the First Effective Time shall cease to have any rights with respect to such Company Shares except as otherwise provided for herein or by applicable Law. If, after the First Effective Time, Certificates or Book-Entry Shares are presented to Parent for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; No Liability. At any time following the first anniversary of the First Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, including any amount payable in respect of Fractional Share Consideration in accordance with Section 3.6, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.2(f), payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 3.2(b), without any interest thereon. Notwithstanding the foregoing, none of the Parent or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and, if required by Parent, an indemnity bond, the applicable Merger Consideration payable in respect thereof pursuant to Section 3.1 hereof, including any amount payable in respect of Fractional Share Consideration in accordance with Section 3.6, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.2(f).

(f) Dividends or Distributions with Respect to Parent Common Stock. No dividends or other distributions with respect to Parent Common Stock with a record date after the First Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Parent Common Stock issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the First Effective Time theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the First Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

Section 3.3. Dissenter’s Rights.

(a) Notwithstanding anything to the contrary set forth in this Agreement, Company Shares issued and outstanding immediately prior to the First Effective Time (other than Cancelled Shares) and held by a holder who has not tendered in the Offer and has properly exercised appraisal rights in respect of such shares in accordance with Section 262 of the DGCL (such shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under Delaware Law with respect to such shares) shall not be converted into a right to receive the Merger Consideration but instead shall be entitled to payment for such shares determined in accordance with Section 262 of the DGCL; provided, however, that if, after the First Effective Time, such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Company Shares shall be treated as if they had been converted as of the First Effective Time into the right to receive the Merger Consideration in accordance with Section 3.1(a), without interest thereon, upon surrender of such Certificate formerly representing such share or transfer of such Book-Entry Shares, as the case may be.

(b) The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any Company Shares, of any withdrawals of such demands and of any other instruments served pursuant to the DGCL and received by the Company relating to Section 262 of the DGCL, and Parent shall have the opportunity to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the First Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

Section 3.4. Treatment of Company Equity Awards.

(a) At the First Effective Time, each vested Company Stock Option (including any Company Stock Options that vest as of the First Effective Time) that remains outstanding and unexercised immediately prior to the First Effective Time (a “Vested Option”), shall without any action on the part of Parent, the Company or the holder thereof, be cancelled and converted into and shall become a right to receive (without interest), as soon as reasonably practicable after the First Effective Time, the Merger Consideration in respect of each Net Share covered by such Vested Option, less applicable Tax withholdings; provided that, in lieu of the Merger Consideration, any fractional Net Share (after aggregating all shares represented by all Vested Options held by such individual) shall be settled in cash based on the Per Share Cash Equivalent Consideration, less applicable Tax withholdings. The applicable Taxes required to be withheld shall reduce the cash portion and the stock portion of the Merger Consideration in proportion to the value of the Cash Consideration and Stock Consideration in the Merger so that the holder of a Vested Option shall receive the same proportion of Cash Consideration and Stock Consideration per Net Share (excluding any fractional Net Share) as holders of shares of Company Common Stock purchased in the Merger for the Merger Consideration payable pursuant to Section 3.1(a), with the value of the stock portion for purposes of such deduction determined based on the Parent Trading Price.

(b) At the First Effective Time, each unvested Company Stock Option that is outstanding and unexercised immediately prior to the First Effective time and does not vest as a result of the occurrence of the First Effective Time (an “Unvested Option”), shall without any action on the part of Parent, the Company or the holder thereof, cease to represent a right to acquire shares of Company Common Stock and shall be assumed and converted automatically into an option to purchase the number of shares of Parent Common Stock (each, an “Adjusted

Option”) equal to the product obtained by multiplying (x) the number of shares of Company Common Stock subject to the Unvested Option immediately prior to the First Effective Time, by (y) the Equity Award Exchange Ratio, with any fractional shares rounded down to the nearest whole share. Each Adjusted Option shall have an exercise price per share of Parent Common Stock equal to (i) the per share exercise price for shares of Company Common Stock subject to the corresponding Unvested Option immediately prior to the First Effective Time divided by (ii) the Equity Award Exchange Ratio, rounded up to the nearest whole cent. Each Adjusted Option shall otherwise be subject to the same terms and conditions applicable to the corresponding Unvested Option under the Company Equity Plan and the agreements evidencing grants thereunder, including vesting. It is the intention of the parties that the assumption of Unvested Options pursuant to this Section shall be effected in a manner that satisfies the requirements of Sections 409A and 424(a) of the Code and the Treasury Regulations promulgated thereunder, and this Section 3.4(b) shall be construed consistent with this intent.

(c) At the First Effective Time, each Company RSU that is outstanding immediately prior to the First Effective Time and that will vest as of the First Effective Time (a “Vested RSU”) shall, without any action on the part of Parent, the Company or the holder thereof, be cancelled, with the holder of such Vested RSU becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the Merger Consideration in respect of each share of Company Common Stock subject to such Vested RSU immediately prior to the First Effective Time, less applicable Tax withholding. The applicable Taxes required to be withheld shall reduce the cash portion and the stock portion of the Merger Consideration in proportion to the value of the Cash Consideration and Stock Consideration in the Merger so that the holder of a Vested RSU shall receive the same proportion of Cash Consideration and Stock Consideration per share as holders of shares of Company Common Stock purchased in the Merger for the Merger Consideration payable pursuant to Section 3.1(a), with the value of the stock portion for purposes of such deduction determined based on the Parent Trading Price. Any holder of a Vested RSU who becomes entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by all Company RSUs held by such individual) shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the Parent Trading Price, less any applicable Tax withholding, payable in accordance with Section 3.4(i).

(d) At the First Effective Time, each unvested Company RSU (an “Unvested RSU”) that is outstanding immediately prior to the First Effective Time and does not vest as a result of the occurrence of the First Effective Time shall, without any action on the part of Parent, the Company or the holder thereof, be assumed and converted automatically into a restricted stock unit with respect to a number of shares of Parent Common Stock (each, an “Adjusted RSU”) equal to the product obtained by multiplying (x) the total number of shares of Company Common Stock subject to the Unvested RSU immediately prior to the First Effective Time by (y) the Equity Award Exchange Ratio, with any fractional shares rounded up to the nearest whole share. Each Adjusted RSU shall otherwise be subject to the same terms and conditions applicable to the corresponding Company RSU under the Company Equity Plan and the agreements evidencing grants thereunder, including vesting.

(e) At the First Effective Time, each Company RSA that is outstanding immediately prior to the First Effective Time and that will vest as of the First Effective Time (a

“Vested RSA”) shall, without any action on the part of Parent, the Company or the holder thereof, be cancelled, with the holder of such Vested RSA becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the Merger Consideration in respect of each share of Company Common Stock subject to such Vested RSA immediately prior to the First Effective Time, less applicable Tax withholdings. The applicable Taxes required to be withheld shall reduce the cash portion and the stock portion of the Merger Consideration in proportion to the value of the Cash Consideration and Stock Consideration in the Merger so that the holder of a Vested RSA shall receive the same proportion of Cash Consideration and Stock Consideration per share as holders of shares of Company Common Stock purchased in the Merger for the Merger Consideration payable pursuant to Section 3.1(a), with the value of the stock portion for purposes of such deduction determined based on the Parent Trading Price. Any holder of a Vested RSA who becomes entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by all Company RSAs held by such individual) shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the Parent Trading Price, less any applicable Tax withholding, payable in accordance with Section 3.4(i).

(f) At the First Effective Time, each unvested Company RSA that is outstanding immediately prior to the First Effective Time and does not vest as a result of the occurrence of the First Effective Time (an “Unvested RSA”) shall, without any action on the part of Parent, the Company or the holder thereof, be assumed and converted automatically into a restricted stock award with respect to a number of shares of Parent Common Stock (each, an “Adjusted RSA”) equal to the product obtained by multiplying (x) the total number of shares of Company Common Stock subject to the Unvested RSA immediately prior to the First Effective Time by (y) the Equity Award Exchange Ratio, with any fractional shares rounded up to the nearest whole share. Each Adjusted RSA shall otherwise be subject to the same terms and conditions applicable to the corresponding Company RSA under the Company Equity Plan and the agreements evidencing grants thereunder, including vesting.

(g) Prior to the First Effective Time, the Company shall pass resolutions as are necessary for the treatment of the Company Equity Awards as contemplated by this Section 3.4.

(h) Notwithstanding anything to the contrary herein, if the application of Sections 3.4(a) through (f) is subject to the Laws of a non-U.S. jurisdiction, then to the extent that the manner in which such Company Equity Award would otherwise be treated pursuant to this Agreement would result in a violation of Law or a materially adverse Tax consequence to the individual holding such Company Equity Award, the Company and Parent shall work in good faith to adjust the treatment of such Company Equity Award to the extent necessary to comply with such Law or as commercially reasonable to avoid such adverse Tax consequence to the extent practicable and in such a manner as to yield to the holder of such Company Equity Award the economic benefit intended by Sections 3.4(a) through (f), as applicable; provided, that, any such Company Equity Awards that are treated differently as a result of the foregoing shall remain subject to all other applicable terms of this Agreement and provided further that in no event shall any such Company Equity Award remain outstanding following the First Effective Time. Parent and the Company shall agree at least ten (10) days prior to the First Effective Time to the treatment of any Company Equity Award that will be treated in a manner other than prescribed by Sections 3.4(a) through (f), as applicable, as a result of the application of this Section 3.4(h).

(i) Any cash payments to be made pursuant to this Section 3.4 shall be made through Parent’s payroll system no later than fourteen (14) calendar days after the First Effective Time.

(j) Parent shall file with the SEC, no later than five (5) business days after the First Effective Time, a post-effective amendment to the Form S-4 or a registration statement on Form S-8 (or any successor form), to the extent such form is available, relating to the shares of Parent Common Stock issuable with respect to the Adjusted Options and Adjusted RSUs. Parent shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or statements for so long as Adjusted Options, Adjusted RSUs, and Adjusted RSAs remaining outstanding.

Section 3.5. Withholding. Parent, Purchaser and the Exchange Agent shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, any amounts as are required to be withheld or deducted with respect to such payment under the Code, or any other applicable Tax Law. To the extent that amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 3.6. Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of Company Shares converted pursuant to the First Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the Parent Trading Price, rounded to the nearest cent.

ARTICLE IV

REPRESENTATIONS AND

WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed or furnished with the SEC since December 31, 2014 (including exhibits and other information incorporated by reference therein) and publicly available prior to the date hereof (but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or in the applicable section of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article IV for which it is reasonably apparent on its face that such information is relevant to such other section), the Company represents and warrants to Parent as set forth below.

Section 4.1. Qualification, Organization, Subsidiaries, etc.

(a) Each of the Company and the Company Subsidiaries is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has filed with the SEC, prior to the date of this Agreement, a complete and accurate copy of the Company Governing Documents as amended to the date hereof. The Company Governing Documents are in full force and effect and the Company is not in violation of either of the Company Governing Documents. The Company has made available to Parent complete and accurate copies the certificates of incorporation and bylaws, or equivalent organizational or governing documents, of each of the Company’s “significant subsidiaries” (as defined in Regulation S-X promulgated under the Securities Act) (each, a “Significant Company Subsidiary”), each as currently in effect.

(b) All the issued and outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by the Company free and clear of all Liens, other than Permitted Liens. Section 4.1(b) of the Company Disclosure Letter sets forth a true and correct structure chart showing each Subsidiary of the Company (including its direct and indirect owners and jurisdiction of organization or formation) and each Person in which the Company or any Company Subsidiary owns an equity or other economic interest.

Section 4.2. Capitalization.

(a) The authorized capital stock of the Company consists of 350,000,000 Company Shares and 10,000,000 shares of preferred stock, par value $0.0001 per share (“Company Preferred Stock”). As of November 2, 2015 (the “Company Capitalization Date”), (i)(A) 96,237,408 Company Shares were issued and outstanding (including 319,633 Company Shares underlying Company RSAs), (B) no Company Shares were held in treasury, (C) no Company Shares were held by the Company Subsidiaries, (D) Company Options covering 7,527,902 Company Shares were outstanding, with a weighted average exercise price per share of $24.24, and (E) Company RSUs covering 3,529,042 Company Shares were outstanding, (ii) 27,701,448 Company Shares were reserved for issuance pursuant to the Company Equity Plans, (iii) such number of Company Shares that may from time to time be issuable upon conversion of the Convertible Senior Notes were reserved for issuance by resolution of the Company Board of

Directors, (iv) the maximum number of Company Shares issuable pursuant to the Warrants was 7,716,046 Company Shares, and (v) no shares of Company Preferred Stock were issued or outstanding. All the outstanding Company Shares are, and all Company Shares reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights.

(b) Section 4.2(b) of the Company Disclosure Letter sets forth a true and complete list, as of the Company Capitalization Date, of (i) each Company Equity Award, (ii) the name of the Company Equity Award holder, (iii) the number of shares of Company Common Stock underlying each Company Equity Award, (iv) the date on which the Company Equity Award was granted, (v) the Company Equity Plan under which the Company Equity Award was granted, (vi) the vesting schedule with respect to the Company Equity Award, including any right of acceleration of such vesting schedule, (vii) the exercise price of each Company Equity Award, if applicable, and (viii) the expiration date of each Company Equity Award, if applicable (such schedule, the “Company Equity Schedule”).

(c) Except as set forth in Section 4.2(a) and Section 4.2(b) above, as of the date hereof: (i) the Company does not have any shares of capital stock or other equity interests issued or outstanding other than the Company Shares that have become outstanding after the Company Capitalization Date, but were reserved for issuance as set forth in Section 4.2(a)(ii) above, and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which the Company or any of the Company Subsidiaries is a party obligating the Company or any of the Company Subsidiaries to (A) issue, transfer or sell any shares in the capital or other equity interests of the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests (in each case other than to the Company or a wholly owned Subsidiary of the Company); (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (C) redeem or otherwise acquire any such shares in its capital or other equity interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary that is not wholly owned. Except as set forth in Section 4.2(a) and Section 4.2(b) above, there are no outstanding obligations of the Company or any Company Subsidiary (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal or similar right with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or anti-dilutive rights with respect to, any shares of capital stock or other equity interests of the Company or any Company Subsidiary.

(d) Neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Company Stockholders on any matter.

(e) There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the capital stock or other equity interest of the Company or any Company Subsidiary.

Section 4.3. Corporate Authority.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, including the Offer and the Mergers. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Company Board of Directors and no other corporate proceedings on the part of the Company are necessary to authorize the consummation of, and to consummate, the Transactions, except for the filing of the First Certificate of Merger and the Second Certificate of Merger with the DSOS. On or prior to the date hereof, the Company Board of Directors has unanimously (i) determined that the terms of the Offer, the Mergers and the other Transactions are fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement (including the agreement of merger, as such term is used in Section 251 of the DGCL), the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer, the Mergers and the other Transactions upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that the holders of shares of Company Common Stock accept the Offer and tender their shares of Company Common Stock to Purchaser pursuant to the Offer. As of the date hereof, none of the foregoing actions by the Board have been rescinded or modified in any way.

(b) Assuming the applicability of Section 251(h) of the DGCL to the Transactions, no vote of the holders of Company Shares or other capital stock of the Company is necessary to adopt this Agreement and consummate the First Merger under applicable Law and the Company Governing Documents.

(c) This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Purchaser, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Limitations”).

Section 4.4. Governmental Consents; No Violation.

(a) Other than in connection with or in compliance with (i) the provisions of the DGCL and the DLLCA, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) any applicable requirements of other Antitrust Laws, and (vi) any applicable requirements of Nasdaq, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is necessary or required, under applicable Law, for the consummation by the Company of the Transactions, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The execution and delivery by the Company of this Agreement do not, and, except as described in Section 4.4(a), the consummation of the Transactions and compliance with the provisions hereof will not (i) conflict with or result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under, or right of amendment to third party or vesting of any Contract binding upon the Company or any of the Company’s Subsidiaries or result in the creation of any Lien upon any of the properties, rights or assets of the Company or any Company Subsidiaries, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of the Company Governing Documents or the organizational documents of any Company Subsidiary or (iii) conflict with or violate any Laws applicable to the Company or any of the Company Subsidiaries or any of their respective properties, rights or assets, other than in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5. SEC Reports and Financial Statements.

(a) From December 31, 2013, the Company has timely filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC (such forms, documents and reports, the “Company SEC Documents”). As of their respective dates, or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Sarbanes-Oxley Act, the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the listing and corporate governance rules and regulations of Nasdaq, and none of the Company SEC Documents contained (or, with respect to Company SEC Documents filed after the date hereof, will not contain) any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with United States Generally Accepted Accounting Principles (“GAAP”) (except, in the case of the unaudited statements, for normal year-end adjustments and for the absence of notes) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c) Neither the Company nor any Company Subsidiary is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among the

Company or any Company Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC) where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents.

Section 4.6. Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes Oxley Act of 2002 (the “Sarbanes Oxley Act”). Since December 31, 2013, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (which disclosure (if any) and significant facts learned during the preparation of such disclosure have been made available to Parent prior to the date hereof) (a) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Since December 31, 2013, neither the Company nor any Company Subsidiary has received any material, unresolved, written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiaries or their respective internal accounting controls.

Section 4.7. No Undisclosed Liabilities. Neither the Company nor any Company Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, except (a) as disclosed, reflected or reserved against in the Company’s consolidated balance sheet (or the notes thereto) as of June 30, 2015 included in the Company SEC Documents filed or furnished prior to the date hereof, (b) for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2015 (other than any liability for any breaches of Contracts), (c) as incurred in connection with the preparation, negotiation and consummation of the Transactions contemplated under this Agreement and (d) for liabilities which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.8. Absence of Certain Changes or Events.

(a) From December 31, 2014 through the date of this Agreement, there has not occurred any event, development, occurrence, or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) From June 30, 2015 through the date of this Agreement, except as for events giving rise to and the discussion and negotiation of this Agreement, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business.

(c) From June 30, 2015 through the date of this Agreement, neither the Company nor any Company Subsidiary has taken any action that would constitute a breach of, or require consent of Parent under, Section 6.1.

Section 4.9. Compliance with Laws; Permits.

(a) The Company and each Company Subsidiary are and have been since December 31, 2013 in compliance with and are not in default under or in violation of any Laws (including Environmental Laws, Tax, employee benefits and labor Laws) applicable to the Company, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and the Company Subsidiaries are and since December 31, 2013 have been in possession of all franchises, grants, authorizations, business licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, clearances and orders of any Governmental Entity or pursuant to any applicable Law necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets, rights or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Company Permit and none of the Company or any Company Subsidiary has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Company Permit.

(c) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since January 1, 2011, neither the Company nor its Subsidiaries, in connection with the business of the Company or any Company Subsidiary, or, to the knowledge of the Company, any other third party, in each case, acting on behalf of the Company or any Company Subsidiary, have taken any action in violation of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), or any other applicable domestic or foreign anti-bribery or anti-corruption laws (collectively, “Bribery Legislation”).

(d) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since January 1, 2011, neither the Company nor its Subsidiaries have been subject to any actual, pending, or, to the Company’s knowledge, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Company or any Company Subsidiary in any way relating to applicable Bribery Legislation, including the FCPA.

(e) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since January 1, 2011, the Company and Company Subsidiaries have at all times conducted their export and related transactions in all respects in accordance with United States economic sanctions Laws administered by the Office of Foreign Assets Control and all other applicable import and export control Laws in any countries in which the Company and Company Subsidiaries conduct business.

Section 4.10. Employee Benefit Plans.

(a) Section 4.10(a) of the Company Disclosure Letter sets forth each material Company Benefit Plan. For purposes of this Agreement, “Company Benefit Plans” means each employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, collective bargaining, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, policy, program, agreement or arrangement, in each case, for the benefit of current employees, directors or consultants (or any dependent or beneficiary thereof) of the Company or any Company Subsidiary or any of their ERISA Affiliates or with respect to which the Company or any Company Subsidiary has or may have any obligation or liability (whether actual or contingent). With respect to each material Company Benefit Plan, the Company has made available to Parent correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) all plan documents, summary plan descriptions, summaries of material modifications, and amendments related to such plans and any related trust agreement; (ii) the most recent Form 5500 Annual Report; (iii) the most recent audited financial statement and actuarial valuation; (iv) all material filings and correspondence with any Governmental Entity; and (v) all material related agreements, insurance contracts and other agreements which implement each such Company Benefit Plan.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company Benefit Plans has been operated and administered in compliance in accordance with applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder. No liability under Title IV of ERISA that would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole has been incurred by the Company, the Company Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and to the knowledge of the Company no condition exists that is likely to cause the Company, the Company Subsidiaries or any of their ERISA Affiliates to incur a liability that would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole thereunder. Except as would not result in a material liability to the Company, all contributions or other amounts payable by the Company or the Company Subsidiaries pursuant to each Company

Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries has engaged in a transaction in connection with which the Company or any of the Company Subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code. There are no pending, or to the knowledge of the Company, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto that would result in a material liability.

(c) No Company Benefit Plan (i) is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) is a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA), or (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(d) No Company Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or comparable U.S. state Law.

(e) (i) Each of the Company Benefit Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter as to its qualification, and (ii) to the knowledge of the Company there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan. Each such favorable determination letter has been provided or made available to Parent.

(f) Except as provided under Section 3.4, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) entitle to compensation or any benefit or result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of Indebtedness or otherwise) becoming due to any current or former director or any employee of the Company or any Company Subsidiary under any Company Benefit Plan or otherwise, (ii) increase any compensation, equity award or any other benefits otherwise payable under any Company Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such compensation, equity award or other benefits or trigger any other material obligation under any Company Benefit Plan, or (iv) result in any breach or violation of, or default under or limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan.

(g) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan, if any, which is maintained outside of the United States (i) has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Company Benefit Plan is present or operates and, to the extent relevant, the United States, (ii) that is intended to qualify for special tax treatment meet all requirements for such treatment, and (iii) that is intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(h) Each Company Benefit Plan has been maintained and operated in documentary and operational compliance in all materials respects with Section 409A of the Code or an available exemption therefrom.

(i) The Company is not a party to nor does it have any obligation under any Company Benefit Plan to compensate any person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

Section 4.11. Tax Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) the Company and the Company Subsidiaries have timely filed (taking into account any extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them and all such Tax Returns are true, correct and complete;

(b) the Company and the Company Subsidiaries have timely paid all Taxes required to be paid by any of them, and the financial statements of the Company and the Company Subsidiaries reflect a reserve in accordance with GAAP for all Taxes accrued but not yet paid by the Company and the Company Subsidiaries;

(c) the Company and the Company Subsidiaries have timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by them with respect to any payment owing to, or received from, their employees, creditors, customers and other third Persons (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Tax authority) and have otherwise complied with all applicable Laws relating to the payment, withholding or collection of Taxes (including information reporting requirements);

(d) there is not pending or threatened in writing any audit, examination, investigation or other proceeding with respect to any Taxes of the Company or any of the Company Subsidiaries;

(e) neither the Company nor any of the Company Subsidiaries has waived any statute of limitations with respect to any Taxes or agreed to any extension of time with respect to an amount of Tax assessment or deficiency;

(f) neither the Company nor any of the Company Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355(a) of the Code (or any similar provision of state, local or non-U.S. Law) in the two years prior to the date of this Agreement;

(g) none of the Company or any of the Company Subsidiaries is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is the Company);

(h) none of the Company or any of the Company Subsidiaries is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements not primarily related to Taxes) or has any liability for Taxes of any Person (other than the Company or any of the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor;

(i) there are no Liens for Taxes upon any property or assets of the Company or any of the Company Subsidiaries, except for the Permitted Liens;

(j) neither the Company nor any of the Company Subsidiaries has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law); and

(k) neither the Company nor any of the Company Subsidiaries has knowledge of any facts or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Offer and the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.12. Labor Matters. Neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement or other Contract with a labor union or labor organization. Neither the Company nor any Company Subsidiary is (or has during the past two years been) subject to a material labor dispute, strike or work stoppage. There are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or, to the knowledge of the Company, threatened involving employees of the Company or any Company Subsidiary.

(b) The Company and each Company Subsidiary are and have been since December 31, 2013 in compliance with all applicable Laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, mass layoffs, worker classification, exempt and non-exempt status, compensation and benefits, wages and hours and the Worker Adjustment and Retraining Notification Act of 1988, as amended, except where such non-compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.13. Investigation; Litigation. (a) There is no investigation or review pending (or, to the knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective properties, rights or assets, and (b) there are no Proceedings pending (or, to the knowledge of the Company, threatened) against the Company or any Company Subsidiary or any of their respective properties, rights or assets before, and there are no orders, judgments or decrees of, any Governmental Entity, which, in the case of clause (a) or (b), would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.14. Intellectual Property.

(a) Section 4.14(a) of the Company Disclosure Schedule sets forth a complete and accurate list as of the date hereof of all: (i) patents and patent applications; (ii) registered trademarks, service marks, trade dress, logos, slogans, brand names, trade names and corporate names and applications therefor; (iii) domain name and social media handle registrations; (iv) copyright registrations and applications for copyright registration; and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by the Company or any Company Subsidiary with, any state, government or other public legal authority (collectively, “Registered Intellectual Property”); in each case, that are owned by, filed in the name of, applied for by, or subject to a valid obligation of assignment to the Company or any Company Subsidiary, whether wholly or jointly owned (the “Company Registered Intellectual Property”). As of the date of this Agreement, the material Company Registered Intellectual Property is subsisting and has not been abandoned or cancelled, and to the knowledge of the Company, no Proceeding (other than office actions in connection with the prosecution of applications) is pending or threatened before any Governmental Entity, that challenges the legality, validity, enforceability, registration, use or ownership of any material Company Registered Intellectual Property.

(b) The Company owns the Company IP free of all Liens other than Permitted Liens.

(c) Neither the Company nor any Company Subsidiary is obligated to transfer ownership of or license any Company IP, or any Intellectual Property later obtained by the Company or any Company Subsidiary, to a Third Party, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(d) The Company and Company Subsidiaries may exercise, transfer, or license the Company IP without material restriction or material payment to a Third Party. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, (i) no Proceedings are pending against the Company or any Company Subsidiary, or, to the knowledge of the Company, are threatened, alleging that the Company or any Company Subsidiaries are infringing, misappropriating, diluting or otherwise violating the Intellectual Property of any Person; (ii) to the knowledge of the Company, no Person is infringing, misappropriating, diluting, using in an unauthorized manner or otherwise violating any Company IP, and neither the Company nor any Company Subsidiary has instituted or threatened to institute any Proceeding against any Person with respect to the foregoing in this subsection (ii); and (iii) to the knowledge of the Company, the operation by the Company and the Company Subsidiaries of their respective businesses as currently conducted does not infringe, dilute, misappropriate or otherwise violate, the Intellectual Property of any Person.

(e) The Company and each Company Subsidiary has taken commercially reasonable actions to maintain and protect all Company IP which is material to the business of the Company and the Company Subsidiaries and which derives independent economic value, actual or potential, from not being generally known to the public or to other Persons who can obtain economic value from its disclosure or use, and all such Intellectual Property has been maintained in confidence in accordance with protection procedures that are customarily used in the industry to protect rights of like importance. To the knowledge of the Company, there has been no unauthorized disclosure of the Company IP, except as has not been and is not would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole

(f) Neither the Company nor any Company Subsidiary has distributed any software under an Open Source License in a manner that would require any material software that is owned by the Company or any Company Subsidiary to (i) be disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works, (iii) be redistributed, hosted or otherwise made available at no or minimal charge, or (iv) be licensed, sold or otherwise made available on terms that (A) limit in any material manner the ability to charge license fees or otherwise seek compensation in connection with the marketing, licensing or distribution of that software or (B) grant the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of that software. The Company and the Company Subsidiaries are in material compliance with all Open Source Licenses to which they are subject except as has not has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 4.15. Privacy and Data Protection. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and the Company Subsidiaries (i) are and have been in compliance with all Privacy Statements; (ii) are and have been in compliance with all applicable Privacy Laws; and (iii) collect, maintain, store, use, process, disclose, transfer, and dispose of Personal Data using reasonable data security measures. To the knowledge of the Company, except has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any Company Subsidiary has in the past three (3) years suffered any unauthorized access to, or acquisition of, Personal Data in the custody or control of the Company or any Company Subsidiary. To the knowledge of the Company, there are no pending or threatened claims, audits, or investigations (formal or informal) against the Company or the Company Subsidiaries by any Person alleging that the conduct of the Company, the Company Subsidiaries, or any third party with whom the Company or the Company Subsidiaries have entered into a contract or agreement in connection with the collection, maintenance, storage, use, processing, disclosure, transfer, or disposal of Personal Data infringe or otherwise violate any Privacy Laws and that would reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the execution, delivery, and performance of this Agreement will not cause, constitute, or result in a breach or violation of any Privacy Laws or any contractual obligation of the Company and/or the Company Subsidiaries.

Section 4.16. Real Property; Assets. Neither the Company nor any Company Subsidiary owns any real property. Section 4.16 of the Company Disclosure Letter sets forth a list, as of the date hereof, of any lease, sublease or occupancy agreement for real property that is material to the business of the Company and its Subsidiaries, taken as a whole (“Company Leases”) pursuant to which the Company or any Company Subsidiary leases, subleases or occupies any real property. Neither the Company nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy any real property subject to a Company Lease or any material portion thereof. Each Company Lease is valid, binding and in full force and effect, subject to the Enforceability Limitations, and no uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder exists with respect to any Company Lease. The Company and each of its Subsidiaries has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the applicable Company Lease, each real property subject to the Company Leases, free and clear of all Liens, except for the Permitted Liens. The Company or a Subsidiary of the Company has good and marketable title to, or a valid and binding leasehold or other interest in, all material tangible personal property necessary for the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens, except Permitted Liens.

Section 4.17. Material Contracts.

(a) Except for this Agreement, Section 4.17 of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 4.17(a) under which the Company or any Company Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement other than Company Benefit Plans listed on Section 4.10(a) of the Company Disclosure Letter (all Contracts of the type described in this Section 4.17(a) being referred to herein as the “Material Contract”):

(i) each Contract that limits in any material respect the freedom of the Company, any of its Subsidiaries or any of its affiliates (including Parent and its affiliates after the First Effective Time) to compete or engage in any line of business or geographic region or with any Person, sell, supply or distribute any product or service or that otherwise has the effect of restricting the Company, its Subsidiaries or affiliates (including Parent and its affiliates after the First Effective Time) from the development, marketing or distribution of products and services, in each case, in any geographic area, in a manner material to the Company and its Subsidiaries, taken as a whole;

(ii) any partnership, joint venture, limited liability company agreement (other than any such agreement solely between or among the Company and its wholly-owned Subsidiaries) or similar Contract;

(iii) each acquisition or divestiture Contract that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $1,000,000;

(iv) any Contract pursuant to which the Company or any Company Subsidiary licenses (in or out) Intellectual Property Rights or has granted to a third party an option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Company IP, in each case that is material to the conduct of the Company’s and the Company Subsidiaries’ business taken as a whole as currently conducted, except (A) Contracts for off-the-shelf, shrink-wrap, click through or pre-installed software, hardware or databases licensed to the Company or any Company Subsidiary with annual fees of less than $1,000,000 and (B) standard licenses of the Company IP granted by the Company or its Company Subsidiaries in the ordinary course of business;

(v) any settlement agreement or similar Contract imposing operational restrictions or conduct requirements on the Company or any Company Subsidiary or any of their respective affiliates (including the Parent and its affiliates after the First Effective Time);

(vi) each Contract not otherwise described in any other subsection of this Section 4.17(a) pursuant to which the Company or any Company Subsidiary is obligated to pay, or entitled to receive, payments in excess of $3,000,000 in the twelve (12) month period following the date hereof and which cannot be terminated by the Company on less than ninety (90) days’ notice without material payment or penalty;

(vii) any Contract that obligates the Company or any Company Subsidiary to make any capital investment or capital expenditure outside the ordinary course of business and in excess of $1,000,000;

(viii) each Contract that grants any right of first refusal or right of first offer or that limits the ability of the Company, any Company Subsidiary or any of its affiliates (including Parent or any of its affiliates after the First Effective Time) to own, operate, sell, transfer, pledge or otherwise dispose of any material businesses or material assets;

(ix) each supply or payment processing Contract that contains any exclusivity rights or “most favored nations” provisions or minimum use, supply or display requirements that is binding on the Company or its affiliates, including Parent or its affiliates after the First Effective Time;

(x) each Company Lease;

(xi) each Contract relating to outstanding or potential Indebtedness (or commitments in respect thereof) of the Company or the Company Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $1,000,000;

(xii) each Contract involving derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements) for which the aggregate exposure (or aggregate value) to the Company and the Company Subsidiaries is reasonably expected to be in excess of $1,000,000 or with a notional value in excess of $1,000,000;

(xiii) each operating expense or revenue generating Contract with the top 5 property managers, top 3 advertising contracts and top 5 suppliers of the Company and its Subsidiaries (determined by revenue or operating expenses, as applicable, over the trailing twelve months ended September 30, 2015);

(xiv) each Contract between the Company or any Company Subsidiary, on the one hand, and any officer, director or affiliate (other than a wholly owned Company Subsidiary) of the Company or any Company Subsidiary or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any Company Subsidiary has an obligation to indemnify such officer, director, affiliate or family member;

(xv) each collective bargaining agreement and each Contract with any labor union; and

(xvi) any Contract not otherwise described in any other subsection of this Section 4.17(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company.

(b) True and complete copies of each Material Contract in effect as of the date hereof has been made available to Parent or publicly filed with the SEC prior to the date hereof. Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Material Contract where such breach or default has not had and would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, as of the date hereof, no other party to any Material Contract is in breach of or default under the terms of any Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Material Contract is a valid, binding and enforceable obligation of the Company or the Company Subsidiary which is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Enforceability Limitations.

Section 4.18. Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, (a) all current, material insurance policies and insurance Contracts of the Company and the Company Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same lines of business and (b) all premiums due thereunder have been paid. Neither the Company nor any of the Company Subsidiaries has received notice of cancellation or termination with respect to any material third party insurance policies or insurance Contracts (other than in connection with normal renewals of any such insurance policies or Contracts).

Section 4.19. Information Supplied. The information relating to the Company and the Company Subsidiaries to be contained in, or incorporated by reference in, the Offer Documents, the Form S-4 and the Schedule 14D-9 will not, on the date the Offer Documents and the Schedule 14D-9 are first mailed to stockholders or at the time the Form S-4 is declared effective by the SEC or on the date that the Offer is consummated, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Schedule 14D-9 will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 4.19, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Offer Documents, the Form S-4 or the Schedule 14D-9, which information or statements were not supplied by or on behalf of the Company.

Section 4.20. Opinion of Financial Advisor. The Company Board of Directors has received an opinion of Qatalyst Partners LP (“Qatalyst”) to the effect that, as of the date of such opinion and subject to the various limitations, qualifications and assumptions set forth therein, the Offer Consideration to be received by the holders of Company Common Stock, other than Parent or any affiliate of Parent, pursuant to this Agreement is fair, from a financial point of view, to such holders. A written copy of such opinion will be provided to Parent promptly following receipt by the Company for informational purposes only.

Section 4.21. State Takeover Statutes. Assuming the accuracy of Parent’s representations and warranties in the first sentence of Section 5.14, (i) the Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the Transactions Section 203 of the DGCL and any similar provisions in the Company Governing Documents or any other Takeover Statute and (ii) to the knowledge of the Company, no other Takeover Statute is applicable to the Transactions.

Section 4.22. Finders and Brokers. Other than Qatalyst, neither the Company nor any Company Subsidiary has employed any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission in connection with this Agreement or upon consummation of the Offer and the Mergers. A true and complete copy of the engagement letter with Qatalyst has been made available to Parent prior to the date hereof.

Section 4.23. Note Hedges and Convertible Notes. The Note Hedges (a) are in full force and effect, (b) constitute the valid and binding agreement of each party thereto, enforceable against such party in accordance with its terms subject to the Enforceability Limitations, and (c) have not been terminated, amended, supplemented or otherwise modified in any respect. No party to the Note Hedges has breached, or is in default of, any of its obligations under the Note Hedges or has alleged that any other party thereto has breached, or is in default of, any of its obligations thereunder. The Note Hedges grant to the Company options to purchase notional Company Shares (subject to the terms of settlement set forth in the Note Hedges) in an amount equal to at least the amount of Company Shares which the Company may be required to issue upon the conversion of the Convertible Senior Notes (other than to the extent of any Excluded Provisions (as defined in the Note Hedge)) to the extent the Company elects to settle such conversion entirely in Company Shares. The Conversion Rate (as defined in the Indenture) is equal to the Conversion Rate as of the date on which the Convertible Senior Notes were issued.

Section 4.24. No Other Representations. Except for the representations and warranties contained in Article V, the Company acknowledges that none of Parent, Purchaser or any Representative of Parent or Purchaser makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Parent or Purchaser or with respect to any other information provided or made available to the Company in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions or the accuracy or completeness of any of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PARENT AND PURCHASER

Except as disclosed in the Parent SEC Documents (including exhibits and other information incorporated by reference therein, but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” Section and any other disclosures included therein to the extent they are predictive or forward looking in nature) or in the applicable section of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article V for which it is reasonably apparent on its face that such information is relevant to such other section), Parent and Purchaser jointly and severally represent and warrant to the Company as set forth below.

Section 5.1. Qualification, Organization, Subsidiaries, etc.

(a) Each of Parent, Purchaser and the Parent Subsidiaries is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent has filed with the SEC, prior to the date of this Agreement, complete and accurate copies of the certificate of incorporation and bylaws of Parent as amended to the date hereof (the “Parent Governing Documents”). The Parent Governing Documents are in full force and effect and Parent is not in violation of the Parent Governing Documents.

(b) All the issued and outstanding shares of capital stock of, or other equity interests in, each Parent Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by Parent free and clear of all Liens, other than Parent Permitted Liens.

Section 5.2. Capitalization.

(a) The authorized capital stock of Parent consists of 1,600,000,000 shares of Parent Common Stock, 400,000,000 shares of class B common stock, par value $0.0001 per share, of Parent (“Parent Class B Common Stock”), and 100,000,000 shares of preferred stock, par value $0.001 per share (“Parent Preferred Stock”). As of October 30, 2015 (the “Parent Capitalization Date”), (i) (A) 117,074,994 shares of Parent Common Stock were issued and outstanding and (B) 82,844,668 shares of Parent Common Stock were held in treasury, (ii) 13,624,573 shares of Parent Common Stock were reserved for issuance pursuant to the Parent Equity Plans, (iii) 12,799,999 shares of Parent Class B Common Stock were issued and outstanding and (iv) no shares of Parent Preferred Stock were issued and outstanding. All the outstanding Parent Common Stock are, and all Parent Common Stock reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of pre-emptive rights.

(b) Except as set forth in Section 5.2(a) above, as of the date hereof: (i) Parent does not have any shares issued or outstanding other than shares of Parent Common Stock that have become outstanding after the Parent Capitalization Date, but were reserved for issuance as set forth in Section 5.2(a)(i) above, and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of shares to which Parent or any of Parent Subsidiaries is a party obligating Parent or any of Parent Subsidiaries to (i) issue, transfer or sell any shares or other equity interests of Parent or any Parent Subsidiary or securities convertible into or exchangeable for such shares or equity interests (in each case other than to Parent or a wholly owned Subsidiary of Parent); (ii) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (iii) redeem or otherwise acquire any such shares or other equity interests; or (iv) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Parent Subsidiary that is not wholly owned.

(c) Neither Parent nor any Parent Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(d) There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the shares or other equity interest of Parent or any of its Subsidiaries.

Section 5.3. Corporate Authority.

(a) Parent and Purchaser have all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, including the Offer and the Mergers. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by all necessary corporate action of Parent and Purchaser and no other corporate proceedings on the part of Parent or any Parent Subsidiary are necessary to authorize the consummation of, and to consummate, the Transactions, except for the filing of the First Certificate of Merger and the Second Certificate of Merger with the DSOS.

(b) This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Purchaser, enforceable against Parent and Purchaser in accordance with its terms, subject to the Enforceability Limitations.

Section 5.4. Governmental Consents; No Violation.

(a) Other than in connection with or in compliance with (i) the DGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) any applicable requirements of other Antitrust Laws, and (vi) any applicable requirements of the Nasdaq, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is necessary or required, under applicable Law, for the consummation by Parent and Purchaser of the Transactions, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The execution and delivery by Parent and Purchaser of this Agreement do not, and, except as described in Section 5.4(a), the consummation of the Transactions and compliance with the provisions hereof will not (i) conflict with or result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under any material Contract binding upon Parent or any of Parent’s Subsidiaries or result in the creation of any Lien upon any of the properties, rights or assets of Parent or any of Parent’s Subsidiaries, other than Parent Permitted Liens, (ii) conflict with or result in any violation of any provision of the Parent Governing Documents or the organizational documents of any Subsidiary of Parent or (iii) conflict with or violate any Laws applicable to Parent or any of Parent’s Subsidiaries or any of their respective properties, rights or assets, other than in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.5. SEC Reports and Financial Statements.

(a) From December 31, 2013, Parent has filed or furnished all material forms, documents and reports required to be filed or furnished prior to the date hereof by them with the SEC (such forms, documents and reports the “Parent SEC Documents”). As of their respective dates, or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment made prior to the date hereof, the Parent SEC Documents complied in all material respects with the requirements of the Sarbanes-Oxley Act, the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the listing and corporate governance rules and regulations of Nasdaq, and none of the Parent SEC Documents contained (or, with respect to Parent SEC Documents filed after the date hereof, will not contain) any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, for normal year-end adjustments and for the absence of notes) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c) Neither Parent nor any Parent Subsidiary is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among the Parent or any Parent Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC) where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent’s published financial statements or any Parent SEC Documents.

Section 5.6. Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since December 31, 2013, Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s auditors and the audit committee of the Parent Board of Directors (a) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (b) any known fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls.

Section 5.7. No Undisclosed Liabilities. Neither Parent nor any Parent Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, except (a) as disclosed, reflected or reserved against in Parent’s consolidated balance sheet (or the notes thereto) as of September 30, 2015 included in Parent SEC Documents filed or furnished prior to the date hereof, (b) liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2015, (c) as incurred in connection with the preparation, negotiation and consummation of the Transactions contemplated under this Agreement and (d) for liabilities which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.8. Absence of Changes or Events.

(a) From December 31, 2014 through the date of this Agreement, there has not occurred any event, development, occurrence, or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) From September 30, 2015 through the date of this Agreement, except as for events giving rise to and the discussion and negotiation of this Agreement, the business of Parent and its Subsidiaries has been conducted in all material respects in the ordinary course of business.

(c) From September 30, 2015 through the date of this Agreement, neither Parent nor any Parent Subsidiary has taken any action that would constitute a breach of, or require consent of the Company under, Section 5.2.

Section 5.9. Compliance with Law.

(a) Parent and each of Parent’s Subsidiaries are and have been since December 31, 2013 in compliance with and are not in default under or in violation of any Laws (including Environmental Laws, Tax, employee benefits and labor Laws) applicable to Parent, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and Parent’s Subsidiaries are and since December 31, 2013 have been in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for Parent and Parent’s Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.10. Investigations; Litigation. As of the date hereof, (a) there is no investigation or review pending (or, to the knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of Parent’s Subsidiaries or any of their respective properties, rights or assets, and (b) there are no claims, actions, suits or proceedings pending (or, to the knowledge of Parent, threatened) against Parent or any of Parent’s Subsidiaries or any of their respective properties, rights or assets before, and there are no orders, judgments or decrees of, any Governmental Entity, which, in the case of clause (a) or (b), would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.11. Information Supplied. The information relating to Parent, its Subsidiaries, and Purchaser to be contained in the Offer Documents, the Schedule 14D-9 and the Form S-4 will not, on the date the Offer Documents and the Schedule 14D-9are first mailed to the Company Stockholders or at the time the Form S-4 is declared effective, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Offer Documents and the Form S-4 will comply in all material respects as to form with the requirements of both the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 5.11, no representation or warranty is made by Parent or Purchaser with respect to information or statements made or incorporated by reference in the Offer Documents, the Schedule 14D-9 or the Form S-4, which information or statements were not supplied by or on behalf of Parent.

Section 5.12. Sufficient Funds. Parent has, or will have at the First Effective Time, access to (including, without limitation, pursuant to commitments under existing credit facilities) all of the funds that are necessary for it to consummate the Mergers and the other transactions contemplated by this Agreement, and to perform its obligations under this Agreement.

Section 5.13. Finders and Brokers. Other than Goldman, Sachs & Co., neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Offer and the Mergers.

Section 5.14. Stock Ownership. Parent is not, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Neither Parent nor any Parent Subsidiaries owns any Company Shares as of the date hereof.

Section 5.15. No Purchaser Activity. Since the date of its incorporation, Purchaser has not engaged in any activities other than in connection with this Agreement and the Transactions.

Section 5.16. Tax Matters. Neither Parent nor Purchaser has knowledge of any facts or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Offer and the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 5.17. No Other Representations. Except for the representations and warranties contained in Article IV, Parent acknowledges that neither the Company nor any Representative of the Company makes, and Parent acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent or to Parent’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions or the accuracy or completeness of any of the foregoing.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

PENDING THE FIRST MERGER

Section 6.1. Conduct of Business by the Company Pending the Closing. The Company agrees that between the date of this Agreement and the First Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, except (a) as set forth in Section 6.1 of the Company Disclosure Letter, (b) as specifically permitted or required by this Agreement, (c) as required by Law or (d) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company (i) shall and shall cause each Company Subsidiary to, conduct its business in all material respects in the ordinary course of business consistent with past practice, including by using commercially reasonable efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with customers, suppliers, vendors, Governmental Entities, employees and other Persons with whom it and they have material business relations; provided, however, that no action that is specifically permitted by any of clauses (a) through (r) of Section 6.1(ii) shall be deemed a breach of this clause (i) unless such action constitutes a breach of any such clauses (a) through (r), and (ii) agrees that between the date of this Agreement and the First Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, the Company shall not, and shall not permit any Company Subsidiary to, directly or indirectly:

(a) amend, modify, waive, rescind or otherwise change its certificate of incorporation, bylaws or equivalent organizational documents;

(b) authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary), or enter into any agreement with respect to voting or registration of its capital stock or other equity interests;

(c) split, combine, subdivide, reduce or reclassify any of its capital stock or other equity interests, or redeem, purchase or otherwise acquire any of its capital stock or other equity interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity interests, except for any such transaction by a wholly owned Company Subsidiary which remains a wholly owned Company Subsidiary after consummation of such transaction;

(d) issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock, voting securities or other equity interest in the Company or any Company Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Company Equity Award under any existing Company Equity Plan (except as otherwise provided by the express terms of any Company Equity Award outstanding on the date hereof), other than (i) issuances of Company Shares in respect of any exercise of Company Stock Options, the vesting or settlement of Company Equity Awards outstanding on the date hereof, and, in all cases, in accordance with their respective terms as of the date of this Agreement, (ii) transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries, or (iii) issuances of Company Shares upon conversion of Convertible Senior Notes or upon performance of its obligations under the Warrants (including settlement or early termination or cancellation), in each case in accordance with the terms and conditions thereof;

(e) except as required by applicable Law or any Company Benefit Plan as in existence as of the date hereof, (i) increase the compensation or benefits payable or to become payable to any of its directors, executive officers or employees, (ii) grant to any of its directors, executive officers or employees any increase in severance or termination pay, (iii) pay or award, or commit to pay or award, any bonuses, retention or incentive compensation to any of its directors, executive officers or employees, (iv) enter into any employment, severance, or retention agreement (excluding offer letters that provide for no severance or change in control benefits) with any of its directors, executive officers or employees, (v) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Company Benefit Plan except any amendments to a Company Benefit Plan in the ordinary course of business consistent with past practice that do not contravene the other covenants set forth in this clause (e) or materially increase the cost to the Company of maintaining such Company Benefit Plan or the benefits provided thereunder, (vi) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan, (vii) terminate the employment of any employee with a base salary of more than $175,000 other than for cause, (viii) hire any new employees, except for non-officer employees with a base salary of less than $175,000 per year, or (ix) provide any funding for any rabbi trust or similar arrangement;

(f) acquire (including by merger, consolidation or acquisition of stock or assets) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any equity interests in or assets of any Person or any business or division thereof, or otherwise engage in any mergers, consolidations or business combinations, except for transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries or acquisitions of supplies or equipment in the ordinary course of business consistent with past practice;

(g) adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, except for transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(h) make any loans, advances or capital contributions to, or investments in, any other Person, except for loans among the Company and its wholly owned Company Subsidiaries or among the Company’s wholly owned Company Subsidiaries or advances for reimbursable employee expenses in the ordinary course of business, consistent with past practices;

(i) sell, lease, license, assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any of its material properties, rights or assets (including shares in the capital of its or the Company Subsidiaries), except (i) pursuant to existing agreements in effect prior to the execution of this Agreement are set forth in Section 6.1(ii)(i) of the Company Disclosure Letter, (ii) dispositions of obsolete or worthless equipment, in the ordinary course of business consistent with past practice, (iii) non-exclusive licenses of Company IP entered in the ordinary course of business with customers or distributors of the Company or its Company Subsidiaries, (iv) such transactions with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds $1,000,000 in the aggregate; and (v) for transactions among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries;

(j) (i) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract (other than such Material Contracts described in Section 4.17(a)(vi); provided, that $3,000,000 in such Section shall be replaced by $2,000,000 for purposes of this Section 6.1(ii)(j)), (ii) materially modify, materially amend or terminate any Material Contract or waive, release or assign any material rights or claims thereunder, other than any such amendment or termination of the Note Hedges or the Warrants that may be effected at the sole discretion of the counterparty to the Note Hedges or Warrants as applicable (provided that the Company shall not agree or consent to or otherwise support any such amendment or termination and at the Parent’s request use reasonable best efforts to prevent such amendment or termination from occurring) or (iii) enter into any Contract that provides for any signing bonuses, prepayments or marketing funds that are to be paid to the Company or any Company Subsidiaries;

(k) except in accordance with the Company’s capital budget provided to Parent prior to the date hereof, make any capital expenditure or expenditures, enter into agreements or arrangements providing for capital expenditure or expenditures or otherwise commit to do so;

(l) waive, release, assign, compromise or settle any claim, litigation, investigation or proceeding (for the avoidance of doubt, including with respect to matters in which the Company or any Subsidiary of the Company is a plaintiff, or in which any of their officers and directors in their capacities as such are parties), other than the compromise or settlement of claims, litigations or proceedings that are not brought by Governmental Entities and that: (i) is for an amount not to exceed, for any such compromise or settlement individually or in the aggregate, $1,000,000, (ii) does not impose any injunctive relief on the Company and the Company Subsidiaries or involve the admission of wrongdoing by the Company, any of its Subsidiaries or any of their respective officers or directors or otherwise establish a materially adverse precedent for similar settlements by Parent and its Subsidiaries and (iii) does not provide for the license of any Intellectual Property;

(m) make any change in financial accounting policies, practices, principles or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or SEC regulations;

(n) amend or modify any Privacy Statement of the Company or any Company Subsidiary except as required by Law or to the extent already reflected in the corresponding privacy policy of Parent for the applicable jurisdictions;

(o) make or change any material Tax election, adopt or change any Tax accounting period or material method of Tax accounting, file any amended Tax Return if the filing of such amended Tax Return would result in a material increase in the Taxes payable by the Company or any Company Subsidiary, settle or compromise any material liability for Taxes or any Tax audit or other proceeding relating to a material amount of Taxes, enter into any closing or similar agreement with any Tax authority, surrender any right to claim a material refund of Taxes, or, except in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes;

(p) redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness or any derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements), or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (i) any Indebtedness among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries, (ii) guarantees by the Company of Indebtedness of Company Subsidiaries or guarantees by Company Subsidiaries of Indebtedness for of the Company or any Company Subsidiary, which Indebtedness is incurred in compliance with this clause (i), and (iii) Indebtedness not to exceed $1,000,000 in aggregate principal amount outstanding or any derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements) for which the aggregate exposure (or aggregate value) to the Company and the Company Subsidiaries is reasonably expected to be in excess of $1,000,000 or with a notional value in excess of $1,000,000, in each case, at any time incurred by the Company or any of the Company Subsidiaries; provided that nothing contained in this Section 6.1(ii)(p) shall prohibit the Company and the Company Subsidiaries from (i) making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice or (ii) settling upon conversion of the Convertible Senior Notes in accordance with the terms of the Indenture and complying with the terms of the Note Hedges in connection therewith;

(q) enter into any transactions or Contracts with any affiliates or other Person that would be required to be disclosed by the Company under Item 404 of Regulation S-K of the SEC other than in the ordinary course of business and consistent with past practice;

(r) cancel the Company’s insurance policies or fail to pay the premiums on the Company’s insurance policies such that such failure causes a cancellation of such policy, or fail to use commercially reasonable efforts to maintain in the ordinary course the Company’s errors and omissions insurance policies; or

(s) agree or authorize, in writing or otherwise, to take any of the foregoing actions.

Section 6.2. Conduct of Business by Parent Pending the Closing. Parent agrees that between the date of this Agreement and the date of the First Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, except (a) as set forth in Section 6.2 of the Parent Disclosure Letter, (b) as specifically permitted or required by this Agreement, (c) as required by Law or (d) as consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent (i) shall and shall cause each Parent Subsidiary to, conduct its business in all material respects in the ordinary course of business consistent with past practice, including by using commercially reasonable efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with customers, suppliers, vendors, Governmental Entities and other Persons with whom it and they have material business relations; provided, however, that no action that is expressly permitted by any of clauses (a) through (e) of Section 6.2(ii) shall be deemed a breach of this clause (i) unless such action constitutes a breach of any such clauses (a) through (e), and (ii) agrees that between the date of this Agreement and the First Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, Parent shall not, and shall not permit any Parent Subsidiary to, directly or indirectly:

(a) Authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, stock or other securities of Parent or Parent Subsidiaries), except (i) Parent’s regular quarterly dividends determined in good faith by Parent’s board of directors, (ii) dividends and distributions paid or made on a pro rata basis in the ordinary course of business by Parent Subsidiaries or by a wholly owned Parent Subsidiary to Parent or another wholly owned Parent Subsidiary and (iii) for transactions that would require an adjustment to the Offer Consideration and the Merger Consideration pursuant to Section 1.1(d) and Section 3.1(e), respectively, and for which the proper adjustment is made;

(b) split, combine, reduce or reclassify any of its issued or unissued shares, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, its shares, except for any such transaction by a wholly owned Parent Subsidiary which remains a wholly owned Parent Subsidiary after consummation of such transaction, except for transactions that would require an adjustment to the Offer Consideration and the Merger Consideration pursuant to Section 1.1(d) and Section 3.1(e), respectively, and for which the proper adjustment is made;

(c) authorize or announce an intention to authorize, or enter into agreements providing for, any acquisitions of an equity interest in or a substantial portion of the assets of any Person or any business or division thereof, or any mergers, consolidations or business combinations or any acquisitions of equity or assets, mergers, consolidations or business combinations that, in each case, would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions;

(d) amend the Parent Governing Documents in a manner that would be material and adverse to the holders of Company Shares relative to the treatment of existing holders of Parent Common Stock;

(e) issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock, voting securities or other equity interest in the Parent or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, in each case other than (i) issuances, deliveries, grants, sales, pledges, dispositions or encumbrances or authorizations of any of the foregoing to the extent that such transactions do not require a stockholder vote of Parent’s stockholders pursuant to the rules of Nasdaq, (ii) issuances of shares of Parent Common Stock in respect of any exercise of Parent stock options or the vesting or settlement of Parent Equity Awards, (iii) transactions between Parent and a wholly owned Parent Subsidiary or between wholly owned Parent Subsidiaries, (iv) issuances or grants of Parent Equity Awards and (v) other issuances of or other transactions with respect to shares of Parent Common Stock in transactions that would require an adjustment to the Offer Consideration and the Merger Consideration pursuant to Section 1.1(d) and Section 3.1(e), respectively, and for which the proper adjustment is made; or

(f) agree or authorize, in writing or otherwise, to take any of the foregoing actions.

Section 6.3. Solicitation by the Company.

(a) From and after the date of this Agreement until the earlier of the Acceptance Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, and except as otherwise specifically provided for in this Agreement, the Company agrees that it shall not (and shall cause the Company Subsidiary not to), and that it shall not authorize its directors, officers, employees and other Representatives to, and shall use its reasonable best efforts to cause such persons not to, directly or indirectly: (i) solicit, initiate or knowingly encourage or facilitate (including by way of providing information) any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to an Acquisition Proposal, (ii) participate in any negotiations regarding, or furnish to any Person any nonpublic information relating to the Company or any Company Subsidiary in connection with an actual or potential Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, (iv) withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (v) if an Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Acquisition Proposal within ten (10) business days of the request of Parent and reaffirm the Company Board Recommendation within such ten (10) business day period upon such request, (vi) enter into any merger agreement, acquisition agreement, reorganization agreement, letter of intent or similar agreement or document relating to, or any other agreement or commitment providing for, any Acquisition Proposal, or (vii) resolve or agree to do any of the foregoing (any act described in clauses (iii), (iv), (v) and (vii)

(to the extent related to the foregoing clauses (iii), (iv) and (v)) above, a “Change of Recommendation”). The Company shall, and shall cause its Subsidiaries and its and their respective directors, officers, employees and other Representatives to, immediately cease any and all existing discussions or negotiations with any parties (or provision of any nonpublic information to any parties) conducted heretofore with respect to any Acquisition Proposal or potential Acquisition Proposal. Promptly after the date hereof, the Company shall request that each Person that has heretofore executed a confidentiality agreement relating to an Acquisition Proposal or a potential Acquisition Proposal promptly destroy or return to the Company all non-public information relating to such Acquisition Proposal or to the Company or its businesses or assets heretofore furnished by the Company or any of its Representatives to such Person or group or any of its representatives in accordance with the terms of such confidentiality agreement. For purposes of this Section 6.3, the term “Person” means any Person or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or any Parent Subsidiaries or any of their Representatives. Notwithstanding anything to the contrary contained in this Agreement, the Company and the Company Subsidiaries and the Company’s Representatives may in any event inform a Person that has made or, to the knowledge of the Company, is considering making an Acquisition Proposal of the provisions of this Section 6.3.

(b) Notwithstanding the limitations set forth in Section 6.3(a), if the Company receives, prior to the Acceptance Time, an unsolicited, written Acquisition Proposal that did not result from a breach of this Section 6.3, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors (i) constitutes a Superior Proposal or (ii) would reasonably be expected to result in a Superior Proposal, and in each case that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, then in either event the Company may take the following actions: (x) furnish nonpublic information to the Person making such Acquisition Proposal, if, and only if, prior to so furnishing such information, the Company receives from such Person an executed Acceptable Confidentiality Agreement and (y) engage in discussions or negotiations with such Person with respect to the Acquisition Proposal.

(c) The Company shall promptly (and in any event within 24 hours) notify Parent after receipt of any Acquisition Proposal, any proposals or inquiries that would reasonably be expected to lead to an Acquisition Proposal, or any inquiry or request for nonpublic information relating to the Company or any Company Subsidiary by any Person who has made or would reasonably be expected to make any Acquisition Proposal. Such notice shall indicate the identity of the Person making the Acquisition Proposal, inquiry or request, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request, including copies of all written requests, proposals, correspondence or offers, including proposed agreements received by the Company. The Company shall keep Parent reasonably informed on a prompt and timely basis of the status and material terms (including any amendments or proposed amendments to such material terms) of any such Acquisition Proposal or potential Acquisition Proposal and keep Parent reasonably informed on a prompt and timely basis as to the nature of any information requested of the Company with respect thereto. The Company shall promptly provide to Parent any material nonpublic information concerning the Company provided to any other Person in connection with any Acquisition Proposal that was not previously provided to Parent. Without limiting the foregoing, the Company shall promptly (and in any event within 24 hours after such determination) advise Parent if the Company determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 6.3(b). Unless this Agreement is otherwise terminated pursuant to Section 9.1, the Company shall not take any action to exempt any Person other than Parent and Purchaser from the restrictions on “business combinations” contained in any applicable Takeover Statute or otherwise cause such restrictions not to apply.

(d) Notwithstanding anything in this Section 6.3 to the contrary, but subject to Section 6.3(e), at any time prior to the Acceptance Time, the Company Board of Directors may (i) make a Change of Recommendation in response to an Intervening Event if the Company Board of Directors has determined in good faith after consultation with the Company’s outside financial advisors and outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, or (ii) make a Change of Recommendation and cause the Company to terminate this Agreement pursuant to and in accordance with Section 9.1(g) in order to enter into a definitive agreement providing for an unsolicited Acquisition Proposal, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors is a Superior Proposal, but only if the Company Board of Directors has determined in good faith after consultation with the Company’s outside financial advisors and outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law. “Intervening Event” means any event, circumstance, change, effect, development or condition (that is not related to an actual or potential Acquisition Proposal) that is material to the Company and its Subsidiaries (taken as a whole) and was not known by the Company Board of Directors as of the date of this Agreement.

(e) Prior to the Company taking any action permitted (i) under Section 6.3(d)(i), the Company shall provide Parent with three (3) business days’ prior written notice advising Parent it intends to effect a Change of Recommendation and specifying, in reasonable detail, the reasons therefor, and during such three (3) business day period, the Company shall cause its Representatives to negotiate in good faith (to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Change of Recommendation and at the end of such three (3) business day period the Company Board of Directors again makes the determination under Section 6.3(d)(i) (after taking into account any amendments proposed by Parent), or (ii) under Section 6.3(d)(ii), the Company shall provide Parent with three (3) business days’ prior written notice advising Parent that the Company Board of Directors intends to take such action and specifying the material terms and conditions of the Acquisition Proposal, including a copy of any proposed definitive agreement, and during such three (3) business day period, the Company shall cause its Representatives (including its executive officers) to negotiate in good faith (to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal and at the end of such three (3) business day period the Company Board of Directors again makes the determination under Section 6.3(d)(ii) (after taking into account the amendments proposed by Parent). With respect to Section 6.3(e)(ii), if there are any material amendments, revisions or changes to the terms of any such Superior Proposal (including any revision to the amount, form or mix of consideration the Company’s stockholders would receive as a result of the Superior Proposal), the Company shall notify Parent of each such material revision in compliance with

Section 6.3(c) and the applicable three (3) business day period shall be extended until at least two (2) business days after the time that Parent receives notification from the Company of each such material revision and the Company Board of Directors shall not make a Change of Recommendation prior to the end of any such period as so extended in accordance with the terms of this Section 6.3(e)(ii).

(f) Nothing contained in this Agreement shall prohibit the Company or the Company Board of Directors from (i) disclosing to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or any substantially similar communication in connection with any Acquisition Proposal that is not a tender or exchange offer, or (ii) making any disclosure to its stockholders if the Company Board of Directors has reasonably determined in good faith after consultation with the Company’s outside legal counsel that the failure to do so would reasonably be expected to constitute a breach of the duties of the members of the Company Board of Directors under applicable Law; provided that this Section 6.3(f) shall not permit the Company Board of Directors to make a Change of Recommendation except to the extent permitted by Section 6.3(d) and Section 6.3(e).

(g) References in this Section 6.3 to the “Company Board of Directors” shall mean the Company Board of Directors or, to the extent applicable, a committee thereof.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1. Access; Confidentiality; Notice of Certain Events.

(a) From the date of this Agreement until the First Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, to the extent permitted by applicable Law, each of the Company and Parent shall, and shall cause each of the Parent Subsidiaries and the Company Subsidiaries, respectively, to afford to the other Party and to the Representatives of such other Party reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, Contracts, personnel, books and records and, during such period, each of the Company and Parent shall, and shall cause each of the Company Subsidiaries and the Parent Subsidiaries, respectively, to, furnish reasonably promptly to the other Party all information (financial or otherwise) concerning its business, properties and personnel as such other Party may reasonably request. Notwithstanding the foregoing, neither the Company nor Parent shall be required by this Section 7.1 to provide the other Party or the Representatives of such other Party with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (provided, however, that the withholding Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure or, if unable to do so, to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such consent requirement), (B) the disclosure of which would violate any Law or duty (provided, however, that the withholding Party shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty) or

(C) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege); provided, however, that such access and information shall be disclosed or granted, as applicable, to external counsel for Parent to the extent reasonably required for the purpose of complying with applicable Antitrust Laws. Each of the Company and Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder.

(b) Each of the Company and Parent will hold, and will cause its Representatives and affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.1, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

(c) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Offer, the Mergers or other Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Offer, the Mergers or the other Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Company or Parent, (ii) of any legal proceeding commenced or, to any Party’s knowledge, threatened against, such Party or any of its Subsidiaries or controlled affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or controlled affiliates, in each case in connection with, arising from or otherwise relating to the Offer, the Mergers or any other Transaction, and (iii) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the Company Subsidiaries or the Parent Subsidiaries, respectively, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, or which would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that the delivery of any notice pursuant to this Section 7.1(c) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any of the conditions set forth in Annex B or give rise to any right to terminate under Article IX.

Section 7.2. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Mergers and the other Transactions as soon as practicable after the date hereof, including (i) preparing and filing, in consultation with the other Party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party and/or any

Governmental Entity in order to consummate the Mergers or any of the other Transactions and (ii) taking all steps as may be necessary, subject to the limitations in this Section 7.2, to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals. In furtherance and not in limitation of the foregoing, each Party agrees to (x) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable, and in any event within ten (10) business days after the execution of this Agreement (unless a later date is mutually agreed between the Parties), and to supply as promptly as practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, and (y) make all other necessary filings as promptly as practicable after the date hereof, and to supply as promptly as practicable and advisable any additional information and documentary material that may be requested under any Antitrust Laws.

(b) Each of Parent and the Company shall, in connection with the efforts referenced in Section 7.2(a) to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations for the Transactions under the HSR Act or any other Antitrust Law, (i) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other Party of any communication received by such Party from, or given by such Party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity, by promptly providing copies to the other Party of any such written communications, and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions; and (iii) permit the other Party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC or any other Governmental Entity, or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOJ, the FTC or any other applicable Governmental Entity or other Person, give the other Party the opportunity to attend and participate in any in-person meetings, substantive telephone calls or conferences with the DOJ, the FTC or any other Governmental Entity or other Person; provided, however, that materials required to be provided pursuant to clauses (i) and (ii) may be redacted (A) to remove references concerning the valuation of Parent, Company or any of their Subsidiaries, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege or confidentiality concerns.

(c) Notwithstanding anything to the contrary in the provisions of Section 7.2(a) and (b), if and to the extent necessary to obtain clearance of the Transactions, including the Offer and the Mergers, pursuant to the HSR Act and any other Antitrust Laws applicable to the Transactions, including the Offer and the Mergers, each of Parent, Purchaser and Parent’s other Subsidiaries will offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, (A) the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses of the Company and its Subsidiaries; and (B) any other restrictions on the activities of the Company and its Subsidiaries; provided, however, that neither Parent, Purchaser nor any of Parent’s other Subsidiaries shall be required to offer, negotiate, commit to, effect, or accept any of the actions specified in Section 7.2(c)(A) or Section 7.2(c)(B) if any such action, individually or collectively, would reasonably be expected to have a material adverse effect on the business, operations or financial condition of the Company and its Subsidiaries, taken as a whole. In addition, Parent, Purchaser and Parent’s other Subsidiaries shall use reasonable best efforts to contest, defend and appeal any legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including the Offer and the Mergers.

Section 7.3. Publicity. So long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective controlled affiliates, shall issue or cause the publication of any press release or other public announcement with respect to the Offer, the Mergers or this Agreement without the prior consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other public announcement with respect to the Offer, the Mergers or this Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Company shall not be required by this Section 7.3 to provide any such review or comment to Parent in connection with the receipt and existence of an Acquisition Proposal or a Change of Recommendation and matters related thereto; provided, further, that the Parties shall not be required by this Section 7.3 to provide any such review or comment to the other Party relating to any dispute between the Parties relating to this Agreement; provided, further, that each Party and their respective affiliates and Representatives may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 7.3.

Section 7.4. D&O Insurance and Indemnification; Other Insurance.

(a) For not less than six (6) years from and after the First Effective Time, Parent shall indemnify and hold harmless all past and present directors and officers of the Company and the Company Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law; provided such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Offer, the Mergers or any of the other Transactions), whether asserted or claimed prior to, at or after the First Effective Time, in connection with such persons serving as an officer, director, employee or other fiduciary of the Company or any of the Company Subsidiaries or of any Person if such service was at the request or for the benefit of the Company or any of the Company Subsidiaries, to the fullest extent permitted by Law and provided pursuant to the Company Governing Documents or the organizational documents of any Company Subsidiary or any indemnification agreements, if any, in existence on the date of this Agreement and provided to Parent prior to the date hereof. The Parties agree that all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time, whether asserted or claimed prior to, at or after the First Effective Time, now existing in favor of the Indemnified Parties as provided in their respective certificate of incorporation or by-laws (or comparable organizational documents) or in any agreement shall survive the First Merger and shall continue in full force and effect. Notwithstanding anything herein to the contrary, if any Indemnified Party notifies Parent on or prior to the sixth (6th) anniversary of the First Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 7.4, the provisions of this Section 7.4 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(b) For six (6) years after the First Effective Time, Parent shall cause to be maintained in effect the provisions in, except to the extent such agreement provides for an earlier termination, any other agreements of the Company and the Company Subsidiaries with any Indemnified Party, in each case, regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses that are in existence on the date of this Agreement, copies of all of which have been provided to Parent prior to the date hereof, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Offer, the Mergers or any of the other Transactions).

(c) The Company shall, prior to the First Effective Time, purchase a single premium tail coverage policy with respect to the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the First Effective Time (the “D&O Insurance”) with a one-time cost not in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement for the D&O Insurance; provided that if the Company shall not be able to obtain such tail policy prior to the Closing Date, Parent shall provide, for an aggregate period of not less than six (6) years from the First Effective Time, D&O Insurance that is no less favorable than the Company’s existing policy or, if insurance coverage that is no less favorable is unavailable, the best available coverage; provided, however, Parent shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement. In addition, at the written request of Parent, to the extent available the Company shall, prior to the First Effective Time, purchase a single premium tail coverage policy with respect to the Company’s current errors and omissions insurance policies that provides coverage for events occurring prior to the First Effective Time (the “Errors and Omissions Insurance”) with a one-time cost not in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement for the Errors and Omissions Insurance.

(d) In the event Parent or any of its respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 7.4. The rights and obligations under this Section 7.4 shall survive consummation of the Offer and the Mergers and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party.

Section 7.5. Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Offer, the Mergers or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Offer, the Mergers and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Offer, the Mergers and the other Transactions. Unless this Agreement is otherwise terminated pursuant to Section 9.1, no Change of Recommendation shall change, or be deemed to change, the approval of the Company Board of Directors for purposes of causing any Takeover Statute to be inapplicable to the Mergers or any of the other Transactions.

Section 7.6. Obligations of Purchaser. Parent shall take all action necessary to cause Purchaser and the First Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Transactions, including the Offer and the Mergers, upon the terms and subject to the conditions set forth in this Agreement.

Section 7.7. Employee Benefits Matters.

(a) Parent shall assume, honor and fulfill all of the Company Benefit Plans in accordance with their terms as in effect immediately prior to the date of this Agreement or as subsequently amended as permitted pursuant to the terms of such Company Benefit Plans and this Agreement. As a result of the Mergers, each of the current employees of the Company and its Subsidiaries shall become employees of Parent and its Subsidiaries (the “Continuing Employees”) by operation of Law. Effective as of the First Effective Time and for a period of twelve (12) months thereafter, Parent shall (x) maintain the aggregate total compensation opportunity (i.e., base salary, base hourly wage and target cash bonus opportunity) of each Continuing Employee, and (y) to provide employee benefits (other than severance and equity compensation) no less favorable in the aggregate than the benefits (other than severance and equity compensation) under the employee benefit plans, programs and arrangements for the benefit of such Continuing Employee and his or her dependents and beneficiaries, that the Company or its Subsidiaries provided to such Continuing Employee immediately prior to the First Effective Time. Effective as of the First Effective Time and thereafter, Parent shall provide that periods of employment with the Company (including any current or former affiliate of the Company or any predecessor of the Company) shall be taken into account for all purposes under all employee benefit plans maintained by Parent or an affiliate of Parent for the benefit of the Continuing Employees, including vacation or other paid-time-off plans or arrangements, including the Company’s U.S. “open vacation plan,” 401(k) and any severance or health or welfare plans (other than for purposes of determining any accrued benefit under any defined benefit pension plan or as would result in a duplication of benefits).

(b) Effective as of the First Effective Time and thereafter, Parent shall use commercially reasonable efforts to (i) ensure that no eligibility waiting periods, actively-at-work requirements or pre-existing condition limitations or exclusions shall apply with respect to the Continuing Employees under the applicable health and welfare benefits plan of Parent or any affiliate of Parent (except to the extent applicable under Company Benefit Plans immediately prior to the First Effective Time), (ii) waive any and all evidence of insurability requirements with respect to such Continuing Employees to the extent such evidence of insurability requirements were not applicable to the Continuing Employees under the Company Benefit Plans immediately prior to the First Effective Time, and (iii) credit each Continuing Employee with all deductible payments, out-of-pocket or other co-payments paid by such employee under the Company Benefit Plans prior to the Closing Date during the year in which the Closing occurs for the purpose of determining the extent to which any such employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health benefit plan of Parent or an affiliate of Parent for such year. The Mergers shall not affect any Continuing Employee’s accrual of, or right to use, in accordance with Company policy as in effect immediately prior to the First Effective Time, any personal, sick, vacation or other paid-time-off accrued but unused by such Continuing Employee immediately prior to the First Effective Time.

(c) If, at least ten (10) business days prior to the First Effective Time, Parent provides written notice to the Company directing the Company to terminate its 401(k) plan(s), the Company shall terminate any and all 401(k) plans effective as of the day immediately preceding the day on which the First Effective Time occurs (the “401(k) Termination Date”). In the event that Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with evidence that such 401(k) plan(s) have been terminated pursuant to resolution of the Company’s Board of Directors at least two (2) business days prior to the day on which the First Effective Time occurs. If the Company 401(k) Plan is terminated pursuant to this Section 7.7(c), then as soon as practicable following the 401(k) Termination Date, Parent shall permit all Continuing Employees who were eligible to participate in the Company 401(k) plan immediately prior to the 401(k) Termination Date to participate in Parent’s 401(k) plan, and shall permit each such Continuing Employee to elect to transfer his or her account balance when distributed from the terminated Company 401(k) plan, including any outstanding participant loans, to Parent’s 401(k) plan, except to the extent accepting such transfers would adversely affect the tax-qualified status of Parent’s 401(k) plan or as may be prohibited by Parent’s 401(k) plan.

(d) In the event that the employment of any Continuing Employee serving in a public company finance, public company legal or public company investor relations role shall be terminated without cause at any time during the six (6)-month period following the First Effective Time, such employee shall be entitled to receive, in lieu of any other severance, (i) continued base salary for three (3) months and an amount in cash equal to the employer portion of health care premiums for three months, or, (ii) if greater, the severance benefits such individual would be entitled to receive pursuant to the table set forth on Exhibit A to Schedule 6.1, subject, in either case, to execution of a customary release of claims against Parent, the Company and their Affiliates; provided that this provision shall not apply to any Continuing Employee who is entitled to severance under an individual employment agreement.

(e) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent or any affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Company or any affiliate of Parent and the Continuing Employee or any severance, benefit or other applicable plan or program covering such Continuing Employee. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 7.7 shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or employee benefit plan of Parent or Purchaser or (ii) create any third party rights in any current or former service provider of the Company or its affiliates (or any beneficiaries or dependents thereof).

Section 7.8. Rule 16b-3. Prior to the First Effective Time, the Company and Parent shall, as applicable, take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company equity securities (including derivative securities) and acquisitions of Parent equity securities pursuant to the Transactions contemplated by this Agreement by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.9. Security Holder Litigation. Each Party shall provide the other Party prompt notice of any litigation brought by any stockholder of that Party against such Party, any of its Subsidiaries and/or any of their respective directors relating to the Offer, the Mergers, this Agreement or any of the Transactions, and shall keep the other party informed on a prompt and timely basis with respect to the status thereof. The Company shall give Parent the opportunity to participate (at Parent’s expense) in the defense or settlement of any such litigation, the Company shall reasonably cooperate with Parent conducting the defense or settlement of such litigation, and no such settlement shall be agreed to without Parent’s prior written consent, which consent shall not be unreasonably withheld or delayed, except that Parent shall not be obligated to consent to any settlement which does not include a full release of Parent and its affiliates or which imposes an injunction or other equitable relief after the First Effective Time upon Parent or any of its affiliates. In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 7.9 and Section 6.1 or Section 7.2, the provisions of this Section 7.9 shall control.

Section 7.10. Delisting. Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from Nasdaq and terminate its registration under the Exchange Act, provided that such delisting and termination shall not be effective until after the First Effective Time.

Section 7.11. Director Resignations. The Company shall use its commercially reasonable efforts to cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the First Effective Time and effective upon the First Effective Time.

Section 7.12. Certain Tax Matters. Each of the Parties shall use its reasonable best efforts to cause the Offer and the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, including by executing and delivering customary tax representation letters to the Company’s and/or Parent’s counsel, as applicable, in form and substance reasonably satisfactory to such counsel, in connection with (i) any tax opinion or description of the U.S. federal income tax consequences of the Offer and the Mergers contained or set forth in the Form S-4 or (ii) the tax opinions referenced in clauses (F)(5)(i) and (F)(5)(ii) of Annex B. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) take any action, or fail to take any action, that could reasonably be expected to cause the Offer and the Mergers, taken together, to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties intend to report and, except to the extent otherwise required by Law, shall report, for federal income tax purposes, the Offer and the Mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 7.13. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the First Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Acceptance Time.

Section 7.14. 14d-10 Matters. The parties acknowledge that certain payments have been made or are to be made and certain benefits have been granted or are to be granted according to employment compensation, severance and other employee benefit plans of the Company, including the Company Benefit Plans (collectively, the “Arrangements”), to certain holders of Company Shares and holders of Company Equity Awards. The Compensation Committee of the Company Board of Directors (the “Company Compensation Committee”) (A) at a meeting to be held prior to the Acceptance Time, will duly adopt resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (1) each Arrangement presented to the Company Compensation Committee on or prior to the date hereof, (2) the treatment of the Company Equity Awards, as applicable, in accordance with the terms set forth in this Agreement, and (3) the terms of Section 7.4 and Section 7.7, and (B) will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing arrangements. The Company represents and warrants that each member of the Company Compensation Committee is an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act.

Section 7.15. Convertible Senior Notes. As promptly as practicable after the execution and delivery of this Agreement, the Merger Subs, Parent and the Company shall prepare any supplemental indenture(s) (each a “Supplemental Indenture”) as required by Sections 11.01 and 14.07 of the indenture, dated as of March 31, 2014 (the “Indenture”), by and among the Company and U.S. Bank National Association, as trustee (the “Trustee”), governing the 0.125% Convertible Senior Notes due 2019 (the “Convertible Senior Notes”) of the Company. On the Closing Date, Purchaser, Parent and the Company, as required, shall execute with the Trustee any such Supplemental Indenture(s) and, in each case, deliver any required certificates, legal opinions and other documents required by the Indenture to be delivered in connection with such

Supplemental Indenture(s). The Company shall deliver all notices and take all other actions required under the terms of the Convertible Senior Notes, the Indenture, the Note Hedges and the Warrants; provided, however, that the Company will provide copies of such notice to Parent at least three (3) business days prior to delivering any such notice or taking any such action. The Company and the Company Subsidiaries shall, and shall use their reasonable best efforts to cause their Representatives to, reasonably cooperate with Parent and Purchaser in connection with the fulfillment of the Company’s obligations under the terms of the Convertible Senior Notes, the Indenture, the Note Hedges and the Warrants at any time after the date of this Agreement as reasonably requested by Parent.

Section 7.16. Financing Cooperation. (a) Prior to the First Effective Time, the Company and the Company Subsidiaries shall, and shall use their reasonable best efforts to cause their Representatives to, provide all customary cooperation, including provision of customary financial information, that is reasonably requested by Parent or Purchaser in connection with any third-party debt financing obtained by Parent or Purchaser for the purpose of financing the Mergers (it being understood that the receipt of any such debt financing is not a condition to the Mergers); provided, however, that (i) no such cooperation shall be required to the extent it would (A) unreasonably disrupt the conduct of the Company’s business, (B) require the Company or the Company Subsidiaries to incur any fees, expenses or other liability prior to the First Effective Time for which it is not promptly reimbursed or simultaneously indemnified, (C) cause any representation or warranty in this Agreement to be breached, (D) cause any condition to Closing to fail to be satisfied or otherwise cause any breach of this Agreement or (E) be reasonably expected to cause any director, officer or employee of the Company or any Company Subsidiary to incur any material personal liability and (ii) the Company and the Company Subsidiaries shall not be required to execute any credit or security documentation or similar agreement prior to the First Effective Time.

(b) The Company and the Company Subsidiaries shall, and shall use their reasonable best efforts to cause their Representatives to, cooperate with Parent and Purchaser in connection with (i) the replacement, backstopping or amendment, as of the First Effective Time, of outstanding financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments and obligations of the Company and the Company Subsidiaries, including granting any waivers in respect thereof and facilitating the migration of such financial products to the facilities of Parent or its affiliates and (ii) the satisfaction or amendment, as of the First Effective Time, of derivative financial instruments or arrangements (including the Note Hedges, as well as other swaps, caps, floors, futures, forward contracts and option agreements), in each case as reasonably requested by Parent. Parent shall reimburse the Company for any out-of-pocket expenses incurred by the Company pursuant to this Section 7.16(b).

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGERS

Section 8.1. Conditions to Each Party’s Obligations to Effect the Mergers. The respective obligations of each Party to effect the Mergers shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Purchaser and the Company, as the case may be, to the extent permitted by applicable Law:

(a) Purchase of Shares of Company Common Stock. Purchaser shall have accepted for payment all of the Company Shares validly tendered and not withdrawn pursuant to the Offer.

(b) No Legal Prohibition. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the First Effective Time, or (ii) issued or granted any orders or injunctions (whether temporary, preliminary or permanent) that is in effect as of immediately prior to the First Effective Time, in each case which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Mergers.

ARTICLE IX

TERMINATION

Section 9.1. Termination. This Agreement may be terminated and the Offer, the Mergers and the other Transactions may be abandoned, at any time before the Acceptance Time, as follows (with any termination by Parent also being an effective termination by Purchaser):

(a) by mutual written consent of Parent and the Company;

(b) by the Company, in the event that (i) the Company is not then in material breach of this Agreement and (ii) (A) Parent and/or Purchaser shall have breached, failed to perform or violated their respective covenants or agreements under this Agreement in any material respect, or (B) any of the representations and warranties of Parent and Purchaser set forth in this Agreement shall have become inaccurate, which inaccuracy (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) would reasonably be expected to have a Parent Material Adverse Effect, in each of clauses (A) and (B) to the extent such breach, failure to perform, violation or inaccuracy is incapable of being cured, or is not cured by Parent and/or Purchaser within the earlier of (x) thirty (30) calendar days following receipt of written notice from the Company of such breach, failure to perform, violation or inaccuracy or (y) the then-scheduled expiration date of the Offer (provided, for purposes of this clause (y), Parent may irrevocably extend the expiration date of the Offer to the thirtieth (30th) calendar day after the written notice contemplated in clause (x) in order to extend the cure period to thirty (30) calendar days);

(c) by Parent, in the event that (i) neither Parent nor Purchaser is then in material breach of this Agreement and (ii) (A) the Company shall have breached, failed to perform or violated its covenants or agreements under this Agreement, or (B) any of the representations and warranties of the Company set forth in this Agreement shall have become inaccurate, in either case of clauses (A) or (B) in a manner that would give rise to the failure of any of the conditions to the Offer set forth in clause (F)(1) or (F)(2) of Annex B and such breach, failure to perform, violation or inaccuracy is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by the Company within thirty (30) calendar days following receipt of written notice from Parent of such breach, failure to perform, violation or inaccuracy;

(d) by either Parent or the Company, if the Offer shall have expired or been terminated in accordance with the terms of this Agreement and the Offer without Purchaser having accepted for payment any Company Shares tendered pursuant to the Offer by midnight, Eastern Standard Time, on May 4, 2016 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been a proximate cause of (i) any of the conditions to the Offer set forth in Annex B having failed to be satisfied and such action or failure to act constitutes a material breach of this Agreement or (ii) the expiration or termination of the Offer in accordance with the terms of this Agreement and the Offer without Purchaser having accepted for payment any Company Shares tendered pursuant to the Offer and such action or failure to act constitutes a material breach of this Agreement;

(e) by Parent, if, prior to the Acceptance Time, the Company Board of Directors shall have effected a Change of Recommendation; provided that Parent’s right to terminate this Agreement pursuant to this Section 9.1(e) shall expire at 5:00 p.m. (Eastern Standard Time) on the tenth (10th) business day following the date on which such Change of Recommendation occurs;

(f) by either the Company or Parent if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Mergers; or

(g) by the Company in order to effect a Change of Recommendation and enter into a definitive agreement providing for a Superior Proposal, provided that (i) the Company has complied in all material respects with the terms of Section 6.3(e)(ii) and (ii) immediately prior (and as a condition) to the termination of this Agreement, the Company pays to Parent the Company Termination Fee payable pursuant to Section 9.2(b).

Section 9.2. Effect of Termination.

(a) In the event of the valid termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Purchaser or the Company, except that the Confidentiality Agreement, this Section 9.2 and Section 10.3 through Section 10.12 shall survive such termination; provided, however, nothing herein shall relieve any Party from liability for a Willful Breach of this Agreement prior to such termination or the requirement to make the payments set forth in Section 9.2(b).

(b) Company Termination Fee.

(i) If (A) Parent or the Company terminates this Agreement pursuant to Section 9.1(d), or Parent terminates this Agreement pursuant to Section 9.1(c) as a result of the Company having breached, failed to perform or violated it covenants or agreements under this Agreement, (B) an Acquisition Proposal shall have been publicly disclosed and not publicly withdrawn (without qualification) after the date of this Agreement and prior to the date of such termination, and (C) an Acquisition Proposal is consummated within twelve (12) months of such termination or a definitive agreement with respect to an Acquisition Proposal is entered into within twelve (12) months of such termination and such Acquisition Proposal is consummated, within two (2) business days after the date any such Acquisition Proposal is consummated the Company shall pay a fee of $138,000,000 in cash (the “Termination Fee”) to Parent. Solely for purposes of this Section 9.2(b)(i), the term “Acquisition Proposal” shall have the meaning assigned to such term in Annex A, except that all references to “20%” and “80%” therein shall be deemed to be references to “50%”.

(ii) If Parent terminates this Agreement pursuant to Section 9.1(e), within two (2) business days after such termination, the Company shall pay or cause to be paid to Parent the Termination Fee.

(iii) If the Company terminates this Agreement pursuant to Section 9.1(g), contemporaneously with such termination, the Company shall pay or cause to be paid to Parent the Termination Fee.

(iv) In the event any amount is payable by the Company pursuant to the preceding clauses (i), (ii) or (iii), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent. For the avoidance of doubt, in no event shall the Company be obligated to pay the Termination Fee on more than one occasion.

(c) Each of the Parties acknowledges that the agreements contained in this Section 9.2 are an integral part of the Transactions and that the Termination Fee is not a penalty, but rather is a reasonable amount that will compensate Parent and Purchaser in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. In addition, if the Company fails to pay in a timely manner any amount due pursuant to Section 9.2(b), then (i) the Company shall reimburse Parent for all costs and expenses (including disbursements and fees of counsel) incurred in the collection of such overdue amount, including in connection with any related claims, actions or proceedings commenced and (ii) the Company shall pay to Parent interest on the amount payable pursuant to Section 9.2(b) from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. Notwithstanding anything to the contrary in this Agreement, upon Parent’s receipt of the Termination Fee pursuant to this Section 9.2, none of the Company, any of its Subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, other than with respect to the Company only, in the event of a Willful Breach as described in Section 9.2(a).

ARTICLE X

MISCELLANEOUS

Section 10.1. Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented by written agreement of the Parties (by action taken by their respective boards of directors). This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b) At any time and from time to time prior to the First Effective Time, either the Company, on the one hand, or Parent and Purchaser, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party, as applicable, (ii) waive any inaccuracies in the representations and warranties made by the other Party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for their respective benefit contained herein. Any agreement on the part of Parent, Purchaser or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent or the Company, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 10.2. Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the First Effective Time. This Section 10.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the First Effective Time.

Section 10.3. Expenses. Except as otherwise expressly provided in this Agreement, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses.

Section 10.4. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), telecopied (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent or Purchaser, to:

Expedia, Inc.

333 108th Ave NE

Bellevue, WA 98004

Fax: (425) 679-7251

Attention: General Counsel

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Andrew J. Nussbaum

Facsimile: (212) 403-2000

and

if to the Company, to:

HomeAway, Inc.

1011 W. Fifth Street, Suite 300

Austin, Texas 78703

Attention: General Counsel

Facsimile: (512) 684-1101

with copies to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

900 South Capital of Texas Highway

Las Cimas IV, Fifth Floor

Austin, TX 78746

Attention: Paul R. Tobias

Facsimile: (512) 338-5499

and

Wilson Sonsini Goodrich & Rosati, Professional Corporation

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105

Attention: Robert T. Ishii

Facsimile: (415) 947-2099

Section 10.5. Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The table of contents and headings set forth in this Agreement or any schedule delivered pursuant to this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or such schedule or any term or provision hereof or thereof. When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 10.6. Counterparts. This Agreement may be executed manually or by facsimile or by other electronic transmission by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 10.7. Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 9.1 hereof, Parent Purchaser shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Except as provided in Section 7.4, nothing in this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) or in the Confidentiality Agreement, express or implied, is intended to confer upon any Person other than the Parties any rights or remedies hereunder or thereunder.

Section 10.8. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Offer and the Mergers is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Offer and the Mergers are fulfilled to the extent possible.

Section 10.9. Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state.

(b) Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 10.9(b) in the manner provided for notices in Section 10.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

Section 10.10. Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGERS AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11. Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 10.12. Enforcement; Remedies.

(a) Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is agreed that prior to the valid termination of this Agreement pursuant to Article IX, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance specifically enforce the terms and provisions of this Agreement and to any further equitable relief.

(c) The Parties’ rights in this Section 10.12 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 10.12 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 10.12, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

EXPEDIA, INC.

By	/s/ Robert J. Dzielak
Name: Robert J. Dzielak
Title: Executive Vice President

HMS 1 INC.

By	/s/ Eric Hart
Name: Eric Hart
Title: Assistant Secretary

HOMEAWAY, INC.

By	/s/ Brian Sharples
Name: Brian Sharples
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Reorganization]

Annex A

Certain Defined Terms

For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement entered into after the date hereof that contains terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, however, that an Acceptable Confidentiality Agreement shall not be required to contain standstill provisions and shall not in any way restrict the Company or its Representatives from complying with its disclosure obligations under this Agreement.

“Acquisition Proposal” means any offer, proposal or indication of interest from a Person or group (other than a proposal or offer by Parent or any of its Subsidiaries) at any time relating to any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase by any Person or group, directly or indirectly, of more than twenty percent (20%) of any class of outstanding voting or equity securities of the Company, or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person or group beneficially owning more than twenty percent (20%) of any class of outstanding voting or equity securities of the Company; (ii) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company and a Person or group pursuant to which the stockholders of the Company immediately preceding such transaction hold less than eighty percent (80%) of the equity interests in the surviving or resulting entity of such transaction; or (iii) any sale, lease (other than in the ordinary course of business), exchange, transfer or other disposition to a Person or group of more than twenty percent (20%) of the consolidated assets of the Company and the Company Subsidiaries (measured by the fair market value thereof).

“Antitrust Laws” mean any applicable supranational, national, federal, state, county, local or foreign antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, the Sherman Act, the Clayton Act, and the Federal Trade Commission Act, in each case, as amended, and other similar antitrust, competition or trade regulation laws of any jurisdiction other than the United States.

“business days” means any day, other than a Saturday, Sunday and any day which is a legal holiday under the Laws of the State of California, Texas or New York or is a day on which banking institutions located in such States are authorized or required by applicable Law or other governmental action to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Bylaws” means the amended and restated bylaws of the Company as in effect on the date hereof.

“Company Certificate” means the Amended and Restated Certificate of Incorporation of the Company as in effect on the date hereof.

“Company Equity Awards” means the Company Stock Options, Company RSUs and Company RSAs.

“Company Equity Plans” means the Company’s 2011 Equity Incentive Plan, the Company’s 2005 Stock Plan and the Company’s 2004 Stock Plan.

“Company Governing Documents” means the Company Bylaws and the Company Certificate.

“Company IP” means all Intellectual Property owned by the Company or any Company Subsidiary or that the Company or any Company Subsidiary claims to own.

“Company Material Adverse Effect” means (i) any material adverse effect on the ability of the Company to consummate the Transactions, including the Offer and the Mergers, prior to the Outside Date and (ii) any Effect that, individually or in the aggregate, has a material adverse effect on the financial condition, business, assets or operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that, with respect to clause (ii) (and only clause (ii)) of this definition of “Company Material Adverse Effect” no Effects resulting or arising from the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes in general United States or global economic conditions, (b) conditions (or changes therein) in any industry or industries in which the Company operates, (c) general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit, foreign exchange or capital market conditions, (d) any change in GAAP or interpretation thereof, (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity, (f) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account), (g) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, (h) the execution and delivery of this Agreement or the consummation of the Transactions, or the public announcement of this Agreement or the Transactions, including any litigation arising out of or relating to this Agreement or the Transactions or the events leading thereto (provided that this clause (h) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions or to address the consequences of litigation) and (i) any action or failure to take any action which action or failure to act is consented to or requested by Parent in writing, provided that with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e), and (g), such Effect shall be taken into account in the determination of whether a Company Material Adverse Effect has occurred solely to the extent such Effect materially and disproportionately affected the Company relative to other participants in the industry in which the Company operates.

“Company RSA” means each restricted stock award granted under any Company Equity Plan that is outstanding immediately prior to the First Effective Time.

“Company RSU” means each restricted stock unit award granted under any Company Equity Plan that is outstanding immediately prior to the First Effective Time.

“Company Stock Option” means each option to purchase Company Common Stock granted under any Company Equity Plan that is outstanding and unexercised immediately prior to the First Effective Time.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Confidentiality Agreement” means the Mutual Non-Disclosure Agreement, dated September 18, 2015, between Expedia, Inc., a Washington corporation and the Company, as may be amended.

“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature, as in effect as of the date hereof.

“DSOS” means the Secretary of State of the State of Delaware.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Law” means any and all applicable Laws which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of persons or property, including protection of the health and safety of employees; or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.

“Equity Award Exchange Ratio” means the quotient obtained by dividing (i) the Per Share Cash Equivalent Consideration by (ii) the Parent Trading Price, rounded to four decimal places.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Expenses” means all reasonable out-of-pocket expenses (including all reasonable out-of-pocket fees and expenses of counsel, financing sources, accountants, investment bankers, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Offer Documents, the Schedule 14D-9, the Form S-4, any other filings with the SEC and all other matters related to the closing of the Offer, the Mergers and the other Transactions.

“Governmental Entity” means (a) any supranational, national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (b) any public international governmental organization, or (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition.

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores, and mycotoxins.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means with respect to any Person, (a) all obligations for borrowed money, (b) all obligations evidenced by bonds, debentures, notes or similar instruments, (c) all Indebtedness of others secured by any Lien on owned or acquired property, whether or not the Indebtedness secured thereby has been assumed, (d) all guarantees of Indebtedness of others, (e) all capital lease obligations and all synthetic lease obligations, (f) all obligations, contingent or otherwise, of such Person as an account party in respect of financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments, (g) all securitization transactions, and (h) all obligations, contingent or otherwise, in respect of bankers’ acceptances.

“Intellectual Property” means all technology and intellectual property or other proprietary rights in any jurisdiction, including all: (a) inventions, discoveries, patents and patent applications; (b) trademarks, service marks, trade dress, logos, slogans, brand names, trade names, Internet domain names and corporate names (whether or not registered), social media handles and other identifiers and indicia of origin, and all applications and registrations in connection therewith; (c) all works of authorship and copyrights (whether or not published), and all applications and registrations in connection therewith, including without limitation audiovisual works, collective works, computer programs, compilations, databases, derivative works, literary works, maskworks, and sound recordings; (d) intellectual property rights in Software Programs; (e) mask works and industrial designs, and all applications and registrations in connection therewith; (f) trade secrets and other intellectual property rights in confidential and proprietary information (including inventions, ideas, research and development information, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, research records, test information, financial, marketing and business data, customer and supplier lists, algorithms and information, pricing and cost information, business and marketing plans and proposals, and databases and compilations, including any and all data and collections of data); and (g) rights of attribution and integrity and other moral rights of an author.

“knowledge” will be deemed to be, as the case may be, the actual knowledge of (a) and Mike Marron, Lance Soliday, Alan Pickerill, Bob Dzielak, Mark Okerstrom, or Dara Khosrowshahi with respect to Parent or Purchaser, or (b) Brian Sharples, Lynn Atchison, Thomas Hale, Mariano Dima, Melissa Fruge, Jon Gray, Jeff Hurst, Jeff Mosler, Steve Davis, Lori Knowlton, Robert Lindsey, Ross Buhrdorf, Trent York or Carl Shepherd, with respect to the Company.

“Law” means any law (including common law), statute, requirement, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity.

“Lien” means any lien, pledge, hypothecation, mortgage, deed of trust, security interest, conditional or installment sale agreement, encumbrance, covenant, charge, claim, option, right of first refusal, easement, right of way, encroachment, occupancy right, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), whether voluntarily incurred or arising by operation of Law.

“Nasdaq” means the Nasdaq Global Select Market.

“Net Share” means, with respect to a Vested Option, the quotient obtained by dividing (a) the product of (i) the excess, if any, of the Per Share Cash Equivalent Consideration over the per share exercise price of such Vested Option, multiplied by (ii) the number of Company Shares subject to such Vested Option, by (b) the Per Share Cash Equivalent Consideration.

“Note Hedges” means (a) the Confirmation Regarding Base Call Option Transaction, dated as of March 25, 2014, between JPMorgan Chase Bank, National Association, London Branch, and the Company, (b) the Confirmation Regarding Base Call Option Transaction, dated as of March 25, 2014, between Morgan Stanley & Co. International plc and the Company, (c) the

Confirmation Regarding Base Call Option Transaction, dated as of March 25, 2014, between Deutsche Bank AG, London Branch, and the Company, (d) the Confirmation Regarding Additional Call Option Transaction, dated as of March 26, 2014, between JPMorgan Chase Bank, National Association, London Branch, and the Company, (e) the Confirmation Regarding Additional Call Option Transaction, dated as of March 26, 2014, between Morgan Stanley & Co. International plc and the Company and (f) the Confirmation Regarding Additional Call Option Transaction, dated as of March 26, 2014, between Deutsche Bank AG, London Branch, and the Company.

“Open Source License” means any license that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, and any similar license for “free,” “publicly available” or “open source” software, including the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License and the MIT License

“Parent Common Stock” means the common stock, $0.0001 par value per share, of Parent.

“Parent Equity Awards” means any equity award that Parent has granted or may grant under a Parent Equity Plan and any agreements for equity awards in respect of Parent Common Stock that Parent has granted or may grant under the inducement grant exception.

“Parent Equity Plans” means all employee and director equity incentive plans of Parent and agreements for equity awards in respect of Parent Common Stock granted under the inducement grant exception.

“Parent Material Adverse Effect” means (i) any material adverse effect on the ability of Parent and Purchaser to consummate the Transactions, including the Offer and the Mergers, prior to the Outside Date and (ii) means any Effect that, individually or in the aggregate, has a material adverse effect on the financial condition, business, assets or operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that, with respect to clause (ii) (and only clause (ii)) of this definition of “Parent Material Adverse Effect” no Effects resulting or arising from the following shall be deemed to constitute a Parent Material Adverse Effect or shall be taken into account when determining whether a Parent Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes in general United States or global economic conditions, (b) conditions (or changes therein) in any industry or industries in which Parent operates, (c) general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit, foreign exchange or capital market conditions, (d) any change in GAAP or interpretation thereof, (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity, (f) any failure by Parent to meet any internal or published projections, estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Parent to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account), (g) any change in the trading price of Parent Common Stock (it being understood that the facts or occurrences giving rise or contributing to such change that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account), (h) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, (i) the execution and delivery of this Agreement or the consummation of the Transactions, or the public announcement of this Agreement or the Transactions, including any litigation arising out of or relating to this Agreement or the Transactions or the events leading thereto (provided that this clause (i) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions or to address the consequences of litigation) and (j) any action or failure to take any action which action or failure to act is consented to or requested by the Company in writing, provided that with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e), and (h), such Effect shall be taken into account in the determination of whether a Parent Material Adverse Effect has occurred solely to the extent such Effect materially and disproportionately affected Parent relative to other participants in the industry in which Parent operates.

“Parent Subsidiaries” means the Subsidiaries of Parent.

“Parent Trading Price” means the volume weighted average closing sale price of one share of Parent Common Stock as reported on Nasdaq for the ten (10) consecutive trading days ending on the trading day immediately preceding the Acceptance Time (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

“Per Share Cash Equivalent Consideration” means the sum of (a) the Cash Consideration plus (b) the product obtained by multiplying (i) the Stock Consideration by (ii) the Parent Trading Price.

“Permitted Liens” means any Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or that is being contested in good faith by appropriate proceedings, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising by operation of Law in the ordinary course of business for amounts not yet delinquent, (iii) which, individually or in the aggregate together with all other Liens under this clause (iii), is not material in amount and would not reasonably be expected to materially interfere with the ordinary conduct of the business of the Company and the Company Subsidiaries as currently conducted or materially impair the use, occupancy, value or marketability of the applicable property, (iv) which is a statutory or common law Lien or encumbrance to secure landlords, lessors or renters under leases or rental agreements and (v) which is imposed on the underlying fee interest in real property subject to a Company Lease.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Personal Data” means any and all information that can reasonably be associated with an individual natural person, browser or device, including information that identifies or could be used to identify an individual natural person, including name, physical address, telephone number, email address, financial account number, passwords or PINs, device identifier or unique identification number, government-issued identifier (including Social Security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, religious or political views or affiliations, and marital or other status (to the extent any of these data elements can reasonably be associated with an individual natural person, browser or device or is linked to any such data element that can reasonably be associated with an individual natural person, browser or device). Personal Data also includes any information not listed above if such information is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information,” or “personal information” under any applicable Law and is regulated by such Law.

“Privacy Law” means (i) any applicable Laws governing the privacy, collection, use, disclosure, transfer, storage, protection, maintenance, retention, deletion, disposal, modification, or processing of Personal Data, and (ii) any rules of any applicable self-regulatory organizations in which the Company or any Company Subsidiary is or has been a member and/or that the Company or any Company Subsidiary is obligated to comply with under any Contract or Law, including the Payment Card Industry (PCI) – Data Security Standard.

“Privacy Statements” means, collectively, all of the Company’s and the Company Subsidiaries’ publicly posted privacy policies posted on the Company’s or the Company Subsidiaries’ products and services regarding the collection, use, disclosure, transfer, storage, maintenance, retention, deletion, disposal, modification, or processing of Personal Data.

“Proceedings” means all actions, suits, claims, hearings, arbitrations, litigations, mediations, grievances, audits, investigations, examinations or other proceedings, in each case, by or before any Governmental Entity, including before the U.S. Patent and Trademark Office.

“Representatives” means, when used with respect to Parent, Purchaser or the Company, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of Parent or the Company, as applicable, and its Subsidiaries.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Software Programs” means computer programs (whether in source code, object code or other form), including any and all software implementations of algorithms, models and methodologies, and all documentation, including user manuals and training materials, related to any of the foregoing.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Superior Proposal” means a bona fide Acquisition Proposal (with references to 20% and 80% being deemed to be replaced with references to 50%) by a third party, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors to be more favorable to the stockholders of the Company from a financial point of view than the Offer and the Mergers, taking into account all relevant factors (including all the terms and conditions of such proposal or offer (including the transaction consideration, conditionality, timing, certainty of financing and likelihood of consummation of such proposals) and this Agreement (and any changes to the terms of this Agreement proposed by Parent pursuant to Section 6.3)).

“Takeover Statutes” mean any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.

“Tax” or “Taxes” means any and all U.S. federal, state, local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity, including, income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, occupation, environmental, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated tax filing or declaration filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Warrants” mean (a) the Confirmation Regarding Base Warrants, dated as of March 25, 2014, between JPMorgan Chase Bank, National Association, London Branch, and the Company, (b) the Confirmation Regarding Base Warrants, dated as of March 25, 2014, between Morgan Stanley & Co. International plc and the Company, (c) the Confirmation Regarding Base Warrants, dated as of March 25, 2014, between Deutsche Bank AG, London Branch, and the Company, (d) the Confirmation Regarding Additional Warrants, dated as of March 26, 2014, between JPMorgan Chase Bank, National Association, London Branch, and the Company, (e) the Confirmation Regarding Additional Warrants, dated as of March 26, 2014, between Morgan Stanley & Co. International plc and the Company and (f) the Confirmation Regarding Additional Warrants, dated as of March 26, 2014, between Deutsche Bank AG, London Branch, and the Company.

“Willful Breach” means a deliberate act or a deliberate failure to act, taken or not taken with the actual knowledge that such act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

401(k) Termination Date	Section 7.7(c)
Acceptance Time	Section 1.1(f)
Adjusted Option	Section 3.4(b)
Adjusted RSU	Section 3.4(d)
Agreement	Preamble
Arrangements	Section 7.14
Book-Entry Shares	Section 3.2(b)
Cancelled Shares	Section 3.1(b)
Certificates	Section 3.2(b)
Change of Recommendation	Section 6.3(a)
Closing	Section 2.2
Closing Date	Section 2.2
COBRA	Section 4.10(d)
Company	Preamble
Company Benefit Plans	Section 4.10(a)
Company Board of Directors	Recitals
Company Board Recommendation	Recitals
Company Capitalization Date	Section 4.2(a)
Company Common Stock	Recitals
Company Compensation Committee	Section 7.14
Company Disclosure Letter	Article IV
Company Equity Schedule	Section 4.2(b)
Company Permits	Section 4.9(b)
Company Preferred Stock	Section 4.2(a)
Company SEC Documents	Section 4.5(a)
Company Shares	Recitals
Company Stockholders	Recitals
Convertible Senior Notes	Section 7.15
DGCL	Recitals
Dissenting Shares	Section 3.3(a)
DOJ	Section 7.2(b)
Enforceability Limitations	Section 4.3(c)
Exchange Agent	Section 3.2(a)
Exchange Fund	Section 3.2(a)
Fractional Share Consideration	Section 3.1(a)
FTC	Section 7.2(b)
GAAP	Section 4.5(b)
Indemnified Parties	Section 7.4(a)
Indenture	Section 7.15
Intervening Event	Section 6.3(d)

Material Contract	Section 4.17(a)
Minimum Condition	Section 1.1(a)(i)
Offer	Recitals
Offer Documents	Section 1.1(g)(i)(1)
Offer to Purchase	Section 1.1(a)
Parent	Preamble
Parent Capitalization Date	Section 5.2(a)
Parent Disclosure Letter	Article V
Parent Equity Awards	Section 5.2(b)
Parent Governing Documents	Section 5.1(a)
Parent Permits	Section 5.9(b)
Parent Preferred Stock	Section 5.2(a)
Parent SEC Documents	Section 5.5(a)
Parties	Preamble
Party	Preamble
Sarbanes Oxley Act	Section 4.6
Schedule TO	Section 1.1(g)(i)(1)
Schedule 14D-9	Section 1.2(b)
Termination Fee	Section 9.2(b)(i)
Transactions	Recitals
Trustee	Section 7.15
Unvested Option	Section 3.4(b)
Unvested RSU	Section 3.4(d)
Vested RSU	Section 3.4(c)

Annex B

Conditions to the Offer

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Parent’s and Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of that certain Agreement and Plan of Reorganization, dated as of November 4, 2015 (the “Agreement”) by and among Expedia, Inc., a Delaware corporation (“Parent”), HMS 1 Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), and HomeAway, Inc., a Delaware corporation (the “Company”) (capitalized terms that are used but not otherwise defined in this Annex B shall have the respective meanings ascribed thereto in the Agreement) and applicable Law, and in addition to (and not in limitation of) the obligations of Purchaser to extend the Offer pursuant to the terms and conditions of the Agreement and applicable Law, neither Parent nor Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Company Shares promptly after termination or withdrawal of the Offer)), pay for any Company Shares that are validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer in the event that, at any expiration of the Offer:

(A) the Minimum Condition shall not have been satisfied;

(B) (i) any waiting period (and extensions thereof) applicable to the transactions contemplated by this Agreement under the HSR Act shall not have expired or been terminated or (ii) any approvals, consents or clearances under the Antitrust Laws of the jurisdictions set forth on Schedule B of the Company Disclosure Letter shall not have been obtained;

(C) any Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the expiration of the Offer, or (ii) issued or granted any orders or injunctions (whether temporary, preliminary or permanent) that is in effect as of immediately prior to the expiration of the Offer, in each case which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Mergers;

(D) the Form S-4 shall not have become effective under the Securities Act or shall be the subject of any stop order or proceeding seeking a stop order;

(E) the shares of Parent Common Stock to be issued in the Offer and the Mergers shall not have been approved for listing on Nasdaq, subject to official notice of issuance; or

(F) any of the following shall have occurred and continue to exist as of immediately prior to the expiration of the Offer:

(1) (A) the representations and warranties of the Company set forth in the first sentence of Section 4.1 and Section 4.3(a), Section 4.3(b), Section 4.3(c) and Section 4.8(a) shall not be true and correct in all respects as of the expiration of the Offer as though made on and as of the expiration of the Offer (except representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date); (B)

the representations and warranties of the Company set forth in Section 4.2(a) and Section 4.2(c) shall not be true and correct in all respects as of the expiration of the Offer as though made on and as of the expiration of the Offer (except representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date), except where any failures of such representations and warranties to be true and correct would not increase the aggregate number of shares of Company Common Stock and/or other Company share equivalents outstanding as of the Company Capitalization Date by more than 500,000; (C) the representations and warranties of the Company set forth in Section 4.1(b), Section 4.2(b), Section 4.2(d), Section 4.2(e), Section 4.21 and Section 4.22 shall not be true and correct in all material respects as of the expiration of the Offer as though made on and as of the expiration of the Offer (except representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date); and (D) the other representations and warranties of the Company set forth in this Agreement shall not be true and correct as of the expiration of the Offer (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) as though made on and as of the expiration of the Offer (except representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date), except where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(2) the Company shall not have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the expiration of the Offer;

(3) an event, development, occurrence, or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect shall have occurred from and after the date of this Agreement that is continuing as of immediately prior to the expiration of the Offer;

(4) an event, development, occurrence, or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect shall have occurred from and after the date of this Agreement that is continuing as of immediately prior to the expiration of the Offer;

(5) (i) Parent shall not have received an opinion of Wachtell, Lipton, Rosen & Katz, counsel to Parent, in form and substance reasonably satisfactory to Parent, dated as of the date of the expiration of the Offer, to the effect that, on the basis of certain facts, representations and assumptions described or referred to in such opinion, the Offer and the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) the Company shall not have received an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Company (“WSGR”), in form and substance reasonably satisfactory to the Company, dated as of the date of the expiration of the Offer, to the effect that, on the basis of certain facts, representations and assumptions described or referred to in such opinion, the Offer and the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; or

(6) the Agreement shall have been terminated in accordance with its terms.

Except as expressly set forth in the Agreement, the foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their sole and absolute discretion (except for the Minimum Condition), in each case, subject to the terms of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.